65172

10-K 1 a05-6671_110k.htm 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549





05074552

FORM 10-K



(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2005

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 1-4488

MESABI TRUST

(Exact name of registrant as specified in its charter)

New York	**13-6022277**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Deutsche Bank Trust Company Americas
Trust & Securities Services – GDS
60 Wall Street
27th Floor
New York, New York — **10005**
(Address of principal executive offices) — (Zip Code)

(615) 835-2749
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Units of Beneficial Interest in Mesabi Trust	New York Stock Exchange

Securities registered under Section 12(g) of the Exchange Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☒ NO ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, that being July 30, 2004, was $107,059,282.*

The number of shares of beneficial interest outstanding as of March 18, 2005: 13,120,010 Units of Beneficial Interest

DOCUMENTS INCORPORATED BY REFERENCE

Certain items in Parts I and II incorporate information by reference from the Annual Report of the Trustees of Mesabi Trust to the Holders of Certificates of Beneficial Interest for the fiscal year ended January 31, 2005, which is annexed hereto and filed herewith as Exhibit 13.

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* Includes approximately $204,816 representing the market value, as of July 30, 2004, of 25,100 Units of Beneficial Interest the beneficial ownership of which is disclaimed by affiliates (see Item 12 herein).

PART I

ITEM 1. BUSINESS.

(a) General Development of Business.

The information under the headings "Trustees' Discussion and Analysis of Financial Condition and Results of Operations," "The Trust Estate," "Leasehold Royalties," and "Land Trust and Fee Royalties" set forth on pages 2, 15, 19, and 22, respectively, of the Annual Report of the Trustees of Mesabi Trust for the fiscal year ended January 31, 2005 (the "Annual Report") is incorporated herein by reference.

(b) Financial Information About Segments.

Substantially all of the revenue, operating profits and assets of Mesabi Trust ("Mesabi Trust" or the "Trust") relate to one business segment—iron ore mining. The information under the heading "Selected Financial Data" set forth on page 2 of the Annual Report is incorporated herein by reference.

(c) Narrative Description of Business.

The information under the headings "Trustees' Discussion and Analysis of Financial Condition and Results of Operations," "The Trust Estate," and "Leasehold Royalties" set forth on pages 2, 15, and 19, respectively, of the Annual Report is incorporated herein by reference.

(d) Financial Information About Geographical Areas.

All of the Trust's revenues and assets are derived from the Trust Estate. The information under the heading "Selected Financial Data" set forth on page 2 of the Annual Report is incorporated herein by reference.

(e) Availability of Reports on Registrant's Website.

The information on the cover page of the Annual Report, set forth on page 1 thereof, is incorporated herein by reference.

ITEM 2. PROPERTIES.

The information under the heading "The Trust Estate" set forth on page 15 of the Annual Report is incorporated herein by reference.

ITEM 3. LEGAL PROCEEDINGS.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED UNITHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The information under the headings "Reserves and Distributions" and "Certificates of Beneficial Interest" set forth on pages 23 and 24, respectively, of the Annual Report is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA.

The information under the headings "Selected Financial Data" and "Reserves and Distributions" set forth on pages 2 and 23, respectively, of the Annual Report is incorporated herein by reference.

ITEM 7. TRUSTEES' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information under the headings "Trustees' Discussion and Analysis of Financial Condition and Results of Operations," "Leasehold Royalties," "Income and Expense," and "Reserves and Distributions" set forth on pages 2, 19, 23, and 24, respectively, of the Annual Report is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements, including the independent auditors' reports thereon, filed as a part of this report, are presented on pages F-2 through F-14 and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Effective December 15, 2004, Eide Bailly LLP ("Eide Bailly") resigned as independent certified public accountants to Mesabi Trust due to Eide Bailly's de minimis involvement in the preparation of the Trust's financial statements. On that same date, the Trust engaged Gordon, Hughes & Banks, LLP ("GHB") to act as independent certified public accountants for the Trust for each of the quarters and year-to-date periods ended April 30, 2004, July 31, 2004 and October 31, 2004. The decision to change accountants was unanimously made by the Trustees of the Trust. The Trustees subsequently engaged GHB as the Trust's independent registered public accounting firm for its fiscal year ended January 31, 2005.

The Trust was also advised by Eide Bailly on December 15, 2004 that the Independent Accountant's Review Reports filed in conjunction with the Trust's Quarterly Reports on Form 10-Q for each of the quarters ended April 30, 2004 and July 31, 2004 should no longer be relied upon as Eide Bailly was not "independent" due to its de minimis involvement in the preparation of the Trust's financial statement for these two quarters. In connection with its engagement as independent accountants to the Trust for the first three quarters of its fiscal year ending January 31, 2005, GHB reviewed the financial statements for each of the quarters and year-to-date periods ended April 30, 2004 and July 31, 2004. The Trust filed GHB's Independent Accountant's Review Reports as amendments to the respective Quarterly Reports on Form 10-Q for these two quarters on January 21, 2005.

In connection with these events, the Trust filed a Current Report on Form 8-K on December 20, 2004 pursuant to Section 13 of the Securities Exchange Act of 1934.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Trustees maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the Securities and Exchange Commission. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Trust is accumulated and communicated by Northshore Mining Company ("Northshore"), and consultants to the Trustees as appropriate, to allow timely decisions regarding required disclosure.

As part of their evaluation of the Trust's disclosure controls and procedures, the Trustees rely on quarterly shipment and royalty calculations provided by Northshore. Because Northshore has declined to support this information with a written certification attesting to whether Northshore has established disclosure controls and procedures and internal controls sufficient to enable it to verify that the information furnished to the Trustees is accurate and complete, the Trustees must rely on (a) a general certification from Northshore and Northshore's parent, Cleveland-Cliffs, Inc ("CCI"), certifying as to the accuracy of the royalty calculations, and (b) CCI's conclusions that its overall disclosure controls and procedures are effective. In addition, the Trust's consultants review the schedule of leasehold royalties payable and shipping and sales reports provided by Northshore against production and shipment reports prepared by the Eveleth Fee Office, Inc., an independent consultant to the Trust ("Eveleth Fee Office"). Eveleth Fee Office gathers production and shipping information from Northshore and prepares monthly production and shipment reports for the Trustees. Furthermore, as part of its engagement by the Trust, Eveleth Fee Office also attends Northshore's calibration and testing of its crude ore scales and boat loader scales which are conducted on a periodic basis.

As of the end of the period covered by this report, the Trustees carried out an evaluation of the Trust's disclosure controls and procedures. The Trustees have concluded that such disclosure controls and procedures are effective.

Trustees' Report on Internal Control over Financial Reporting. The Trustees' Report on Internal Control over Financial Reporting, along with the report of the Trust's independent registered public accounting firm on its assessment of the Trust's internal control over financial reporting, are set forth on pages F-1 and F-2, respectively, of the Annual Report.

Changes in Internal Control over Financial Reporting. To the knowledge of the Trustees, there has been no significant change in the Trust's internal control over financial reporting that occurred during the Trust's last fiscal quarter that has materially affected, or is likely to materially affect, the Trust's internal control over financial reporting. The Trustees note for purposes of clarification that they have no authority over, and make no statement concerning, the internal controls of Northshore.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

There are no directors or executive officers of the registrant. The Agreement of Trust dated July 18, 1961 (the "Agreement of Trust") provides for a Corporate Trustee and four Individual Trustees (collectively, the "Trustees"). Generally, Trustees continue in office until their resignation or removal. Any Trustee may be removed at any time, with or without cause, by the holders of two-thirds in interest of the Trust Certificates then outstanding. In the case of an Individual Trustee, a successor is also appointed if the Individual Trustee dies, becomes incapable of acting or is adjudged bankrupt or insolvent. In the case of the Corporate Trustee, a successor is also appointed if a receiver of the Corporate Trustee or of its property is appointed, or if any public officer takes charge or control of the Corporate Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation. A successor is appointed by the holders of a majority in interest of the Trust Certificates then outstanding. Because such appointments are not made on a regular or periodic basis, the Trust does not have a standing nominating committee or a policy in place for the recommendation and nomination of successor Trustees.

The present Trustees of Mesabi Trust and their respective ages, terms in office as Trustees, and business experience during the past five (5) years are set forth in the following table:

Name	Age	Trustee Since	Business Experience During Past Five Years
Deutsche Bank Trust Company Americas	N/A	1961	New York banking corporation.
David J. Hoffman	69	1977	Mining geologist; Until January 1988, President of Towne Mines Exploration Company, Inc., a privately-held mining corporation.
Richard G. Lareau	76	1990	Partner in the law firm of Oppenheimer Wolff & Donnelly LLP; Until September 2004, Director of Northern Technologies International Corporation.
Ira A. Marshall, Jr.	82	1976	Private investor and self-employed petroleum engineer; Until February 1986, Director and Vice President of New American Fund, Inc., a closed-end investment trust.
Norman F. Sprague III	57	1981	Private investor; Orthopedic surgeon.

There are no family relationships among any of the above persons.

The Trust's activities are limited to collecting income, paying expenses and liabilities, distributing net income to the holders of Certificates of Beneficial Interest in the Trust ("Unitholders") after the payment of, or provision for, such expenses and liabilities, and protecting and conserving the assets held. As such, the Trust does not have an audit committee and therefore has not designated an "audit committee financial expert" for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

To carry out the Trustees' duties under the Agreement of Trust, the Trustees normally meet on a quarterly basis to discuss information and circumstances relevant to the Trust. In the third quarter of each year, the Trustees' meeting is typically conducted in connection with the Trustees' annual inspection trip in which they personally visit and tour Northshore's mining operations and plant facilities located near Babbitt and in Silver Bay, Minnesota, respectively. The Trustees also meet with and interview Northshore personnel with respect to Northshore's current operations, changes in operations, mining plans, capital equipment and facilities. The Trustees also conduct telephone conferences from time to time between the quarterly meetings to address developments that require more timely attention.

The Trustees have adopted a Code of Ethics applicable to the Trustees. A copy of the Trustees Code of Ethics is filed as Exhibit 14 to this report.

ITEM 11. EXECUTIVE COMPENSATION.

Pursuant to the Amendment to the Agreement of Trust dated October 25, 1982 (the "Amendment"), each Individual Trustee receives at least $20,000 in annual compensation for services as Trustee. Each year, annual Trustee compensation is adjusted up or down (but not below $20,000) in accordance with changes from the November 1981 level of 295.5 (the "1981 Escalation Level") in the All Commodities Producer Price Index (with 1967 = 100 as a base). The All Commodities Producer Price Index is published by the U.S. Department of Labor. The adjustment is made at the end of each fiscal year and is calculated on the basis of the proportion between (a) the level of such index for the November preceding the end of such fiscal year, and (b) the 1981 Escalation Level.

Also pursuant to the Amendment, Deutsche Bank Trust Company Americas, as the Corporate Trustee, receives annual compensation in an amount equal to the greater of (i) $20,000, or such other amount determined in accordance with the adjustments described in the preceding paragraph, or (ii) one quarter of one percent (1/4 of 1%) of the Trust Moneys, exclusive of proceeds of sale of any part of the Trust Estate (as such terms are defined in the Agreement of Trust), received by the Trustees and distributed to Unitholders.

Additionally, each year the Corporate Trustee receives $62,500 (or more, if unanimously approved by the Individual Trustees) to cover clerical and administrative services to Mesabi Trust other than services customarily performed by a registrar or transfer agent. In fiscal year 2004, the Trust paid the Corporate Trustee $62,500 for such services.

The following table sets forth the cash compensation paid to the Trustees through January 31, 2005, for services in all capacities as Trustees to the Trust during the fiscal year ended January 31, 2005.

CASH COMPENSATION TABLE

Name	Capacity in Which Served	Cash Compensation
Deutsche Bank Trust Company Americas	Corporate Trustee	$ 93,147.84
David J. Hoffman	Individual Trustee	$ 30,647.84
Richard G. Lareau	Individual Trustee	$ 30,647.84
Ira A. Marshall, Jr.	Individual Trustee	$ 30,647.84
Norman F. Sprague III	Individual Trustee	$ 30,647.84

* Does not include $15,612.42 of fees and disbursements paid to Deutsche Bank Trust Company Americas as registrar and transfer agent of the Units.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND TRUSTEES.

The following table sets forth information concerning each person known to Mesabi Trust to own beneficially more than 5% of the Trust's Units outstanding as of March 18, 2005. Such information has been obtained from Mesabi Trust's records and a review of statements filed with Mesabi Trust pursuant to Rule 13d-102 under the Securities Exchange Act of 1934, as amended, through March 18, 2005.

Name and Address of Beneficial Owner(s)	Amount of Beneficial Ownership of Units	Percent of Class
Tontine Capital Partners, L.P., a Delaware limited partnership, Tontine Capital Management, L.L.C., a Delaware limited liability company, and Jeffrey L. Gendell 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	813,500(1)	6.2%

(1) According to a Schedule 13G dated January 10, 2005, filed by such persons, which indicates that such persons each have shared voting power and shared dispositive power with respect to such Units. Tontine Capital Management, L.L.C. is the general partner of Tontine Capital Partners, L.P., the direct owner of the 813,500 Units reported. Mr. Gendell is the Managing Member of Tontine Capital Management, L.L.C. and in that capacity directs its operations.

The table below sets forth information as to the Units of Beneficial Interest in Mesabi Trust beneficially owned as of March 18, 2005 by the Trustees individually and as a group.

Name	Amount of Beneficial Ownership of Units	Percent of Class
Deutsche Bank Trust Company Americas (1)	0	0%
David J. Hoffman (2)	38,100	Less than 1%
Richard G. Lareau (3)	24,000	Less than 1%
Ira A. Marshall, Jr. (4)	51,000	Less than 1%
Norman F. Sprague III	12,700	Less than 1%
All Trustees as a group	125,800	0.96%

(1) Deutsche Bank Trust Company Americas previously held, on behalf of various customers, Units in so-called "directed" accounts. Deutsche Bank Trust Company Americas no longer maintains such directed accounts and therefore does not beneficially own any Units.

(2) Includes 15,100 Units owned by Mr. Hoffman's wife, over which Mr. Hoffman does not have any investment or voting power and as to which Mr. Hoffman disclaims any beneficial ownership.

(3) Includes 10,000 Units owned by Mr. Lareau's wife, over which Mr. Lareau does not have any investment or voting power and as to which Mr. Lareau disclaims any beneficial ownership.

(4) These Units consist of (a) 50,000 Units owned indirectly by Mr. Marshall through a family trust of which Mr. Marshall is the sole trustee, and (b) 1,000 Units over which Mr. Marshall has joint voting and investment power.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Mr. Richard G. Lareau, who became a Trustee on March 7, 1990, is a senior partner in the law firm of Oppenheimer Wolff & Donnelly LLP, of Minneapolis, Minnesota. That firm has been retained by Mesabi Trust since 1961 to act with respect to matters of Minnesota law, and was retained in 1991 by the Trustees other than Mr. Lareau to act as general counsel.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

As previously reported in a Current Report on Form 8-K filed December 20, 2004, Eide Bailly resigned as independent certified public accountants to the Trust effective December 15, 2004. On that same date, the Trust engaged GHB to act as independent certified public accountants to the Trust for each of the quarters and year-to-date periods ended April 30, 2004, July 31, 2004 and October 31, 2004. The Trust subsequently engaged GHB to act as independent certified public accountants to the Trust for its fiscal year ended January 31, 2005. As a result of the change in accountants, the amounts disclosed below reflect fees paid to GHB, as the Trust's independent registered public accounting firm for fiscal 2005, and to Eide Bailly, as the Trust's certified public accountants for fiscal 2004.

(a) Audit Fees.

The aggregate fees paid for professional services rendered by GHB for the audit of the Trust's annual financial statements and review of the financial statements included in the Trust's quarterly reports on Form 10-Q for fiscal 2005 were approximately $25,500, which amount excludes fees incurred by the Trust for professional services rendered by GHB after January 31, 2005 and not yet billed to the Trust for GHB's review of the Trustees' report on internal control over financial reporting included in the Annual Report.

The aggregate fees paid for professional services rendered by Eide Bailly for the audit of the Trust's annual financial statements and review of the financial statements included in the Trust's quarterly reports on Form 10-Q for fiscal 2004 were approximately $28,430, which amount excludes fees incurred by the Trust for professional services rendered by Eide Bailly after January 31, 2005 and not yet billed to the Trust for Eide Bailly's non-audit accounting services.

(b) Audit-Related Fees.

No fees were paid to GHB for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements for fiscal 2005.

The aggregate fees paid to Eide Bailly for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements, other than those described in item (a) above, for fiscal 2004 were approximately $6,500. Such services included examining the schedule of leasehold royalties payable to Mesabi Trust as set forth in the Peters Lease and the Assignment of the Peters and Cloquet Leases, as amended June 12, 1989.

(c) Tax Fees.

No fees were paid to GHB for tax compliance, tax advice and tax planning for Mesabi Trust for fiscal 2005.

The aggregate fees paid to Eide Bailly for tax compliance, tax advice and tax planning for Mesabi Trust for fiscal 2004 were approximately $2,350. Such services included preparation of the tax memorandum to the Unitholders.

(d) All Other Fees.

No other fees were paid to GHB for products and services provided to Mesabi Trust, other than those described in items (a) through (c) above, for fiscal 2005.

No other fees were paid to Eide Bailly for products and services provided to Mesabi Trust, other than those described in items (a) through (c) above, for fiscal 2004.

Before the independent auditor is engaged to perform audit and review services for the Trust, the Trustees approve the engagements. All services described in paragraphs (b), (c) and (d) above were approved by the Trustees.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) 1. Financial Statements:

The following Financial Statements are incorporated in this Report by reference from the following pages of the Annual Report:

Independent Auditors' Reports – pages F-2 through F-4

Balance Sheets as of January 31, 2005 and 2004 – page F-5

Statements of Income for the years ended January 31, 2005, 2004, and 2003 – page F-6

Statements of Unallocated Reserve and Trust Corpus for the years ended January 31, 2005, 2004, and 2003 – page
F-7

Statements of Cash Flows for the years ended January 31, 2005, 2004, and 2003 – page F-8

Notes to Financial Statements – pages F-9 through F-14

3. Exhibits:

Item No.	Item	Filing Method
3	Agreement of Trust dated as of July 18, 1961	Incorporated by reference from Exhibit 3 to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
3(a)	Amendment to the Agreement of Trust dated as of October 25, 1982	Incorporated by reference from Exhibit 3(a) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1988.
4	Instruments defining the rights of Trust Certificate Holders	Incorporated by reference from Exhibit 4 to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
10(a)	Peters Lease	Incorporated by reference from Exhibits 10(a) - 10 (d) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
10(b)	Amendment of Assignment of Peters Lease	Incorporated by reference from Exhibits 10(a) - 10 (d) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
10(c)	Cloquet Lease	Incorporated by reference from Exhibits 10(a) - 10 (d) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
10(d)	Assignment of Cloquet Lease	Incorporated by reference from Exhibits 10(a) - 10 (d) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
10(e)	Modification of Lease and Consent to Assignment dated as of October 22, 1982	Incorporated by reference from Exhibit 10(e) to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 1988.

10(f)	Amendment of Assignment, Assumption and Further Assignment of Peters Lease	Incorporated by reference from Exhibit A to Mesabi Trust's Report on Form 8-K dated August 17, 1989.
10(g)	Amendment of Assignment, Assumption and Further Assignments of Cloquet Lease	Incorporated by reference from Exhibit B to Mesabi Trust's Report on Form 8-K dated August 17, 1989.
10(h)	Summary Description of Trustees' Compensation	Filed herewith.
13	Annual Report of the Trustees of Mesabi Trust for the fiscal year ended January 31, 2005	Filed herewith.
14	Trustees Code of Ethics	Incorporated by reference from Exhibit 13 to Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
31	Certification of Corporate Trustee of Mesabi Trust pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
32	Certification of Corporate Trustee of Mesabi Trust pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2005

MESABI TRUST

By: DEUTSCHE BANK TRUST COMPANY AMERICAS
Corporate Trustee

By: /s/ Rodney Gaughan
Rodney Gaughan
Assistant Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Rodney Gaughan Rodney Gaughan Assistant Vice President Deutsche Bank Trust Company Americas	April 13, 2005
/s/ David J. Hoffman David J. Hoffman Individual Trustee	April 13, 2005
/s/ Richard G. Lareau Richard G. Lareau Individual Trustee	April 13, 2005
/s/ Ira A. Marshall, Jr. Ira A. Marshall, Jr. Individual Trustee	April 13, 2005
/s/ Norman F. Sprague III Norman F. Sprague III Individual Trustee	April 13, 2005

EX-13 3 a05-6671_1ex13.htm EX-13

Exhibit 13

ANNUAL REPORT
OF THE TRUSTEES OF
MESABI TRUST
For the Year Ended January 31, 2005

ADDRESS

Mesabi Trust
c/o Deutsche Bank Trust Company Americas
Trust & Securities Services – GDS
60 Wall Street
27th Floor
New York, NY 10005
(615) 835-2749 (telephone)

COUNSEL

Oppenheimer Wolff & Donnelly LLP, General Counsel

TRANSFER AGENT

Deutsche Bank Trust Company Americas

REGISTRAR

Deutsche Bank Trust Company Americas

Mesabi Trust does not maintain a Website and therefore does not make available through a Website the annual, quarterly, or other reports it files with the Securities and Exchange Commission.

Mesabi Trust will provide, however, upon the written request of any Unitholder addressed to the Trustees at the above address and without charge to such Unitholder, a paper copy of Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Forward-Looking Information

Certain statements contained in this document are forward-looking, including specifically those statements estimating 2005 production or shipments. All such forward-looking statements are based on input from the lessee/operator. The Trust has no control over the operations and activities of the lessee/operator except within the framework of current agreements. Actual results could differ materially from those indicated in such statements. For important factors that could cause actual results to differ materially, see the information under the heading "Important Factors Affecting Mesabi Trust" set forth on page 11 of this Annual Report.

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
Years ended on January 31					
Royalty and interest income	$ 13,575,548	$ 7,270,517	$ 5,100,759	$ 3,984,721	$ 5,753,650
Trust expenses	557,961	499,177	406,228	340,315	407,505
Net income(a)	$ 13,017,587	$ 6,771,340	$ 4,694,531	$ 3,644,406	$ 5,346,145
Net income per Unit(b)	$ .99	$ .52	$ .36	$ .28	$ .41
Distributions declared per unit(b)(c)	$ .77	$ .49	$ .36	$ .26	$ .41
At January 31					
Total Assets	$ 8,252,335	$ 5,390,081	$ 3,594,102	$ 2,218,736	$ 2,556,754

(a) The Trust, as a grantor trust, is exempt from federal and state income taxes.

(b) Based on 13,120,010 Units of Beneficial Interest outstanding during all years.

(c) During the fiscal year ended January 31, 2005, the Trustees distributed $.775 per Unit (including $.30 per Unit declared in fiscal 2004 and distributed in February 2004) and declared an additional distribution of $.295 per Unit, payable in February 2005. During the fiscal year ended January 31, 2004, the Trustees distributed $.38 per Unit (including $.19 per Unit declared in fiscal 2003 and distributed in February 2003) and declared an additional distribution of $.30 per Unit, payable in February 2004. During the fiscal year ended January 31, 2003, the Trustees distributed $.25 per Unit (including $.08 per Unit declared in fiscal 2002 and distributed in February 2002) and declared an additional distribution of $.19 per Unit, payable in February 2003. During the fiscal year ended January 31, 2002, the Trustees distributed $.305 per Unit (including $.13 per Unit declared in fiscal 2001 and distributed in February 2001) and declared an additional distribution of $.08 per Unit, payable in February 2002. During the fiscal year ended January 31, 2001, the Trustees distributed $.455 per Unit (including $.18 per Unit declared in fiscal 2000 and distributed in February 2000) and declared an additional distribution of $.13 per Unit, payable in February 2001. See "Reserves and Distributions" on page 23 of this Annual Report.

TRUSTEES' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Mesabi Trust ("Mesabi Trust" or the "Trust"), formed pursuant to an Agreement of Trust dated July 18, 1961 (the "Agreement of Trust"), is a trust organized under the laws of the State of New York. Mesabi Trust holds all of the interests formerly owned by Mesabi Iron Company ("MIC"), including all right, title and interest in the Amendment of Assignment, Assumption and Further Assignment of Peters Lease (the "Amended Assignment of Peters Lease"), the Amendment of Assignment, Assumption and Further Assignment of Cloquet Lease (the "Amended Assignment of Cloquet Lease"), the beneficial interest in the Mesabi Land Trust (as such term is defined below) and all other assets and property identified in the Agreement of Trust. The Amended Assignment of Peters Lease relates to an Indenture made as of April 30, 1915 among East Mesaba Iron Company ("East Mesaba"), Dunka River Iron Company ("Dunka River") and Claude W. Peters (the "Peters Lease") and the Amended Assignment of

Cloquet Lease relates to an Indenture made May 1, 1916 between Cloquet Lumber Company and Claude W. Peters (the "Cloquet Lease").

The Trust will terminate twenty-one (21) years after the death of the survivor of twenty-five (25) persons named in an exhibit to the Agreement of Trust. The youngest person on this exhibit is now 44 years old.

The Agreement of Trust specifically prohibits the Trustees from entering into or engaging in any business. This prohibition applies even to business activities the Trustees deem necessary or proper for the preservation and protection of the Trust Estate (as such term is defined below). Accordingly, the Trustees' activities in connection with the administration of Trust assets are limited to collecting income, paying expenses and liabilities, distributing net income to the holders of Certificates of Beneficial Interest in the Trust ("Unitholders") after the payment of, or provision for, such expenses and liabilities, and protecting and conserving the assets held. The Trustees do not intend to expand their responsibilities beyond those permitted or required by the Agreement of Trust, the Amendment to the Agreement of Trust dated October 25, 1982 (the "Amendment"), and those required under applicable law.

The Trust has no employees, but it engages independent consultants to assist the Trustees in, among other things, monitoring the amount and sales prices of iron ore products shipped from Silver Bay, Minnesota, by Northshore Mining Company ("Northshore"), lessee/operator of the Mesabi Trust lands. The information regarding amounts and sales prices of shipped iron ore products is used to compute the royalties payable to the Trust by Northshore. Deutsche Bank Trust Company Americas, the Corporate Trustee, also performs certain administrative functions for the Trust.

Pursuant to a ruling from the Internal Revenue Service, which ruling was based on the terms of the Agreement of Trust including the prohibition against entering into any business, the Trust is not taxable as a corporation for Federal income tax purposes. Instead, the Unitholders are considered as "owners" of the Trust and the Trust's income is taxable directly to the Unitholders.

Leasehold royalty income constitutes the principal source of the Trust's revenue. Royalty rates are determined in accordance with the terms of Mesabi Trust's leases and assignments of leases. Three types of royalties, as well as royalty bonuses, comprise the Trust's royalty income:

- Base overriding royalties, which historically constitute the majority of Mesabi Trust's royalty income, are determined by both the volume and selling price of iron ore products shipped. Northshore is obligated to pay Mesabi Trust base overriding royalties in varying amounts, based on the volume of iron ore products shipped. Base overriding royalties are calculated as a percentage of the gross proceeds of iron ore products produced at Mesabi Trust lands (and to a limited extent other lands) and shipped from Silver Bay. The percentage ranges from 2-1/2% of the gross proceeds for the first one million tons of iron ore products so shipped annually to 6% of the gross proceeds for all iron ore products in excess of 4 million tons so shipped annually.

- Royalty bonuses are earned when iron ore products shipped from Silver Bay are sold at prices above a threshold price. The royalty bonus is a percentage of the gross proceeds of product shipped from Silver Bay and sold at prices above a threshold price. The threshold price is adjusted (but not below $30.00) on an annual basis for inflation and deflation (the "Adjusted Threshold Price"). The Adjusted Threshold Price was $41.13 for calendar year 2003, $41.76 for calendar year 2004, and will be $42.89 for calendar year 2005. The royalty bonus percentage ranges from 1/2 of 1% of the gross proceeds (on all tonnage shipped for sale at prices between the Adjusted Threshold Price and $2.00 above the Adjusted Threshold Price) to 3% of the gross proceeds (on all tonnage shipped for sale at prices $10.00 or more above the Adjusted Threshold Price). During the calendar quarter ended December 31, 2004,

Northshore paid a royalty bonus of $985,584 to the Trust; a total of $1,525,480 in royalty bonuses was paid by Northshore during fiscal year 2005. The Trust has accrued $1,829,170 of royalty bonuses earned during fiscal year 2005, which will be received in the first quarter of fiscal year 2006. Prior to fiscal year 2005, the Trust had not received a royalty bonus for several years. (See the section entitled "Comparison of Fiscal Years ended January 31, 2005 and January 31, 2004 – Royalty Income" on page 6 of this Annual Report for more information.)

- Fee royalties, which historically constitute a smaller component of the Trust's royalty income, are payable to Mesabi Land Trust, a Minnesota land trust of which Mesabi Trust is the sole beneficiary and for which US Bank N.A. acts as trustee, and are based on the amount of crude ore mined. Currently, the fee royalty on crude ore is based on an agreed price per ton, subject to certain indexing. Crude ore is the source of iron oxides used to make iron ore pellets and other products.

- Minimum advance royalties: Generally, Northshore's obligation to pay base overriding royalties and royalty bonuses with respect to the sale of iron ore products accrues upon the shipment of those products from Silver Bay. However, regardless of whether any shipment has occurred, Northshore is obligated to pay to Mesabi Trust a minimum advance royalty. Each year, the amount of the minimum advance royalty is adjusted (but not below $500,000 per annum) for inflation and deflation. The advance royalty was $685,630 for calendar year 2003, $696,161 for calendar year 2004, and is $714,988 for calendar year 2005. Until overriding royalties (and royalty bonuses, if any) for a particular year equal or exceed the minimum advance royalty for the year, Northshore must make quarterly payments of up to 25% of the minimum advance royalty for the year. Because advance minimum royalties are essentially prepayments of base overriding royalties and royalty bonuses earned each year, any advance minimum royalties paid in a fiscal quarter are recouped by credits against base overriding royalties and royalty bonuses earned in later fiscal quarters during the year. Historically, advance minimum royalties have been paid in the first fiscal quarter and recouped in the second fiscal quarter.

The current royalty rate schedule became effective on August 17, 1989, which was established pursuant to the Amended Assignment of Peters Lease, the Amended Assignment of Cloquet Lease, and the Assumption and Assignment of Mesabi Lease (together with the Amended Assignment of Peters Lease and the Amended Assignment of Cloquet Lease, the "Amended Assignment Agreements"), which the Trust entered into with Cyprus Northshore Mining Corporation ("Cyprus NMC"). Pursuant to the Amended Assignment Agreements, overriding royalties are determined by both the volume and selling price of iron ore products shipped. In 1994, Cyprus NMC was sold by its parent corporation to Cleveland-Cliffs Inc ("CCI") and renamed Northshore Mining Company. CCI now operates Northshore as a wholly-owned subsidiary.

Under the relevant documents, Northshore may mine and ship iron ore products from lands other than Mesabi Trust lands. Northshore alone determines whether to mine off of Trust and/or such other lands, based on its current mining and engineering plan. The Trustees do not exert any influence over mining operational decisions. To encourage the use of iron ore products from Mesabi Trust lands, Mesabi Trust receives royalties on stated percentages of iron ore shipped from Silver Bay, whether or not the iron ore products are from Mesabi Trust lands. Mesabi Trust receives royalties at the greater of (i) the aggregate quantity of iron ore products shipped that were from Mesabi Trust lands, and (ii) a portion of the aggregate quantity of all iron ore products shipped that were from any lands, such portion being 90% of the first four million tons shipped during such year, 85% of the next two million tons shipped during such year, and 25% of all tonnage shipped during such year in excess of six million tons.

Royalty income constitutes the principal source of the Trust's revenue, which comprised 99.7%, 99.4%, and 99.1% of the total revenue of the Trust in fiscal years 2005, 2004, and 2003, respectively (years ending January 31). A more complete discussion of royalty rates and the manner in which they are determined is set forth under the headings "Leasehold Royalties" and "Land Trust and Fee Royalties," on pages 19 and 22, respectively, of this Annual Report.

During the course of its fiscal year some portion of royalties expected to be paid to Mesabi Trust are based in part on estimated prices for iron ore products sold under term contracts between Northshore, CCI and certain of their customers (the "CCI Pellet Agreements"). Mesabi Trust is not party to these CCI Pellet Agreements. The estimated prices under these agreements are subject to interim and final pricing adjustments, which can be positive or negative, and which adjustments are dependent in part on multiple price and inflation index factors that are not known until after the end of a contract year. This can result in significant and frequent variations in royalties received by Mesabi Trust (and in turn the resulting amount available for distribution to Unitholders by the Trust) from quarter to quarter and on a comparative historical basis, and these variations, which can be positive or negative, cannot be predicted by Mesabi Trust.

Under the CCI Pellet Agreements, upward price adjustments were made during the first three months of calendar 2005 with respect to iron ore shipped by Northshore/CCI to customers from Silver Bay during 2003 and 2004. The pricing adjustments in turn resulted in increased royalty revenue to the Mesabi Trust, which are reflected in the Accrued Income Receivable on the Mesabi Trust balance sheet as of January 31, 2005. The Mesabi Trustees are not able to predict whether adjustments in the future, if any, will be upward or downward. See "Reserves and Distributions" on page 23 of this Annual Report for further discussion of the pricing adjustments.

Results of Operations

As shown in the table below, production of iron ore pellets at Northshore from Mesabi Trust lands during fiscal year 2005 totaled approximately 4.60 million tons, and actual shipments over the same period totaled approximately 4.56 million tons. By comparison, actual pellet production for fiscal year 2004 approximated 4.68 million tons, and actual shipments approximated 4.99 million tons.

Fiscal Year Ended	Pellets Produced from Trust Lands	Shipments from Trust Lands
January 31, 2005	4,597,956	4,557,842
January 31, 2004	4,679,431	4,990,757
January 31, 2003	4,145,782	3,946,387

These decreases in production and shipments are attributable to increased mining by Northshore off of lands not owned by the Trust, resulting in a lower percentage of total pellet production and shipments being attributed to Trust lands. In fiscal year 2005, the percentages of iron ore pellets produced, and shipments of iron ore products, attributed to Mesabi Trust lands were 90.4% and 90.6%, respectively. In fiscal year 2004, 97.1% of pellet production and 96.2% of shipments were attributed to Mesabi Trust lands.

Notwithstanding the decreases in production and shipments attributed to Mesabi Trust lands, total royalty income for fiscal year 2005 increased 87.4% over fiscal year 2004, due to royalty bonuses payable to the Trust, as well as increased pellet pricing.

Comparison of Fiscal Years ended January 31, 2005 and January 31, 2004

Revenues, Expenses and Net Income

	Fiscal Years Ended on January 31		% increase (decrease)
	2005	2004	
Gross Income	$ 13,575,548	$ 7,270,517	86.72%
Expenses	557,961	499,177	11.78%
Net Income	$ 13,017,587	$ 6,771,340	92.25%

Gross income for fiscal 2005 increased over that of fiscal 2004 primarily due to increased pellet prices due to increased market demand. Fiscal 2005 expenses were higher than those for fiscal 2004, mainly due to increases in legal and accounting fees associated with SEC and Sarbanes-Oxley compliance efforts. (Expenses are disclosed in further detail under "Income and Expense" on page 23 of this Annual Report.) Net income increased primarily due to increased pellet prices.

Reserves and Distributions

	As of January 31		% increase (decrease)
	2005	2004	
Unallocated reserve	$ 4,323,763	$ 1,408,584	206.96%
Distributions per Unit	.775	.380	103.95%

Total distributions to Unitholders in fiscal 2005 equaled $10,168,008, compared to total distributions of $4,985,603 in fiscal 2004. The increase of $.395 per unit was primarily due to increased pellet prices (including contract price adjustments and royalty bonuses) due to increased market demand.

Royalty Income

	Fiscal Years Ended on January 31		% increase (decrease)
	2005	2004	
Base overriding royalties	$ 9,819,464	$ 6,845,302	43.45%
Bonus royalties	3,354,650	—	—
Minimum advance royalty paid (recouped)	—	—	
Fee royalties	361,191	378,086	(4.47)%
Total royalty income	$ 13,535,305	$ 7,223,388	87.38%

Royalties increased in fiscal 2005 primarily due to increased royalty revenue recognized at the end of fiscal 2005 resulting from contract pricing adjustments of pellets shipped during 2003 and 2004 pursuant to the CCI Pellet Agreements. Mesabi Trust is not a party to the CCI Pellet Agreements. These contract pricing adjustments and the resulting royalty revenue increases (including increased revenue from bonus royalties) were calculated by Northshore/CCI during the first three months of 2005 and communicated in the final royalty payment letter to the Trust in early April 2005. The increased royalty revenue is included in Accrued Income Receivable on the Trust's balance sheet at January 31, 2005 (a total of approximately $3,520,000) and is expected to be received by Mesabi Trust on April 29, 2005.

Royalties received in January 2005 also included a royalty bonus payment, reflecting prices of pellets shipped that exceeded the then current Adjusted Threshold Price of $41.76 per ton. This royalty bonus payment resulted from pricing adjustments by Northshore that affected shipments made throughout calendar year 2004 and January 2005.

The contract pricing adjustments under the CCI Pellet Agreements are included as revenue in 2005, the period for which the pricing adjustments were determined. Because the Trust is not a party to the underlying CCI Pellet Agreements, the Trustees cannot predict with certainty whether any pricing adjustments under these agreements will or will not occur in the future, or if there are pricing adjustments, whether they will be positive or negative. In either case, these price adjustments will impact future royalties received by the Trust that become available for distribution to Unitholders.

Comparison of Fiscal Years ended January 31, 2004 and January 31, 2003

Revenues, Expenses and Net Income

	Fiscal Years Ended on January 31		% increase (decrease)
	2004	2003	
Gross Income	$ 7,270,517	$ 5,100,759	42.5%
Expenses	499,177	406,228	22.9%
Net Income	$ 6,771,340	$ 4,694,531	44.2%

Gross income for fiscal 2004 increased over that of fiscal 2003 primarily due to increased pellet shipments and prices due to increased market demand. Fiscal 2004 expenses were higher than those for fiscal 2003, mainly due to increases in stock exchange fees and legal fees associated with SEC and Sarbanes-Oxley compliance. (Expenses are described in further detail under "Income and Expense" on page 23 of this Annual Report.) Net income increased primarily due to increased pellet shipments and prices.

Reserves and Distributions

	As of January 31		% increase (decrease)
	2004	2003	
Unallocated reserve	$ 1,408,584	$ 1,066,048	32.1%
Distributions per Unit	.380	.250	52.0%

Total distributions to Unitholders in fiscal 2004 equaled $4,985,603, compared to total distributions of $3,280,003 in fiscal 2003. The increase of $0.13 per unit was primarily due to increased pellet shipments.

Royalty Income

	Fiscal Years Ended on January 31		% increase (decrease)
	2004	2003	
Base overriding royalties	$ 6,845,302	$ 4,728,321	44.8%
Bonus royalties	—	—	—
Minimum advance royalty paid (recouped)	—	—	—
Fee royalties	378,086	324,635	16.5%
Total royalty income	$ 7,223,388	$ 5,052,956	43.0%

Base overriding royalties increased $2,116,981, or 44.8%, primarily due to increased pellet shipments and prices due to increased market demand. Fee royalties increased $53,451, or 16.5%, primarily due to an increase in crude ore mined by Northshore.

Liquidity and Capital Resources

The Trust's operations are limited to the collection of leasehold royalty income, payment of expenses and liabilities, distribution of net income to the Trust's Unitholders and protection and conservation of Trust assets. Trust monies are invested solely in U.S. government securities in a manner that, combined with cash flows from royalties received, is deemed adequate by the Trustees to meet currently foreseeable liquidity needs. A more complete discussion of the Trustees' management of liquidity is set forth under the heading "Reserves and Distributions" on page 23 of this Annual Report.

Current Developments

2005 Estimates. In its 2004 annual report on Form 10-K, CCI estimated total calendar year 2005 Northshore production to be approximately 5.2 million tons of iron ore pellets (using iron ore mined from both Mesabi Trust lands and from other than Mesabi Trust lands). In a press release dated February 16, 2005, CCI stated all its operations are expected to operate at or near capacity in 2005. The Trustees are unable to determine how CCI's projections will impact shipments from Northshore and the resulting effect, if any, on Mesabi Trust royalties.

Neither CCI nor Northshore has provided the Trust with an estimate for total calendar year 2005 shipments. (See the description of the uncertainty of market conditions in the iron ore and steel industry under "Important Factors Affecting Mesabi Trust" below.) During calendar years 2004, 2003, 2002, 2001, and 2000, the percentage of shipments of iron ore products from Mesabi Trust lands was approximately 92.0%, 95.5%, 97.5%, 99.2%, and 99.8%, respectively, of total shipments. Northshore has not advised the Trustees as to the percentage of iron ore products from Mesabi Trust lands it anticipates shipping in calendar year 2005.

Capacity Expansions. In a November 9, 2004 press release, CCI's chief executive officer stated that pellet demand for 2005 appears to exceed CCI's production capacity and, further, that iron ore production does not appear to be keeping up with anticipated global demand, despite industry-wide capacity expansions. As part of its efforts to capitalize on the anticipated demand, CCI had previously announced in a September 14, 2004 press release that its board of directors approved the planned reactivation of an idled furnace at Northshore. According to CCI's Form 10-K filed February 22, 2005, the reactivated furnace is expected to begin production in the first quarter of 2005 and will increase Northshore's annual pellet production capacity by approximately 800,000 tons. CCI's board simultaneously approved the planned restart of an idled pellet furnace at United Taconite, CCI's mine in Eveleth, Minnesota. CCI stated in its Form 10-K filed February 22, 2005 that a further expansion at United Taconite is being evaluated. In addition to the planned furnace reactivation, CCI announced in its October 28, 2004 earnings conference call that its board approved the restart of an additional 1,000,000 tons of concentrate capacity at Northshore, which could be sold to independent third parties. At this time the Trustees are unable to make any projections as to the extent to which CCI's planned capacity expansions may impact future royalties payable to the Trust.

Mesabi Nugget Project. CCI is participating in the Mesabi Nugget Project with Kobe Steel, Ltd. ("Kobe Steel"), Steel Dynamics, Inc., Ferrometrics, Inc. and the State of Minnesota. The project's objective is to develop and apply a new iron making technology (Kobe Steel's Itmk3 process) for converting iron ore into nearly pure iron nugget form. CCI has indicated that if the Mesabi Nugget Project successfully achieves commercialization, iron nuggets from this new process would be used as an alternative to steel scrap as a raw material for electric steel furnaces and blast furnaces or basic oxygen furnaces of integrated steel producers.

A pilot plant to test the Itmk3 process was constructed at the Northshore facility and operated through August 3, 2004. CCI stated in its Form 10-K filed February 22, 2005 that the third operating phase of the pilot plant test confirmed the commercial viability of the Itmk3 technology, and that four electric furnace producers and one foundry had used the nugget product with favorable results.

In May 2004, the Minnesota state legislature enacted legislation to shorten the environmental permitting timeline for the development of a nugget plant at Cliffs Erie, another site owned by CCI in Hoyt Lakes, Minnesota. On September 23, 2004, the Iron Range Resources board approved a $10 million loan to Mesabi Nugget, LLC, a joint venture in which CCI holds a minority equity position, to support the development of a 600,000 metric-ton-per-year commercial nugget plant at Cliffs Erie. In addition, St. Louis County, Minnesota is considering issuing $8 million in revenue bonds to support the plant's development.

In its Form 10-K filed February 22, 2005, CCI stated that preliminary construction engineering and environmental permitting activities have been initiated for two potential commercial plant locations, and that earliest environmental approval was expected in the first half of 2005. (CCI had previously indicated in a September 9, 2004 press release that it was proceeding with plans to participate in the development of a 500,000 ton nugget demonstration plant at Cliffs Erie and that efforts to permit commercial nugget modules at the Northshore facility had been terminated.) CCI further stated in its Form 10-K that a decision to proceed on construction of a commercial plant could be made in the first half of 2005, and that CCI would be the supplier of iron ore and have a minority interest in the first commercial plant.

CCI announced in its September 9, 2004 press release that any future Minnesota construction of commercial nugget modules would be at CCI's Cliffs Erie facility, and added that Northshore would be capable of supplying iron concentrates to the initial iron nugget demonstration plant expected at Cliffs Erie, as well as subsequent commercial modules. CCI's chief executive officer stated in CCI's October 28, 2004 earnings conference call that no decision had been made as to which of the two locations would be used for the first nugget plant, but in either case that plant would be supplied with concentrate from Northshore.

Although Mesabi Trust is not a party to the Mesabi Nugget Project and its involvement in this project was not solicited, iron ore from Mesabi Trust lands is likely to be used to supply concentrate to the iron nugget demonstration plant or commercial modules. At this time, however, the Trustees are unable to make projections as to whether any possible future royalties might be payable to the Trust with respect to any commercial nugget plants.

ISG Agreement. Although Mesabi Trust is not a party to any iron ore supply contract with any customer of Northshore/CCI, the royalties it receives under the Amended Assignment Agreements are basically dependent on volume and price of iron ore products that are shipped from Silver Bay. A substantial portion of shipments of iron ore from Mesabi Trust lands are sold under one of the CCI Pellet Agreements, the Pellet Sale and Purchase Agreement dated April 10, 2002 between CCI (together with Northshore and other affiliates) and International Steel Group, Inc. (together with its affiliates, "ISG") (the "ISG Agreement"). According to the terms of the ISG Agreement, CCI is ISG's sole supplier of iron ore through 2016 for its Cleveland and Indiana Harbor Works. The term of the ISG Agreement is through December 31, 2016, unless either party gives the other written notice to terminate by December 31, 2014 (two years prior to the end of the term). If no notice of termination is given, the agreement will continue on an annual basis, subject to termination with 2-years' prior written notice. The ISG Agreement also provides for upward or downward adjustments of iron ore prices, which adjustments are dependent in part on multiple price and inflation index factors that are not known until after the end of a contract year. Many portions of the ISG Agreement such as prices, price adjustments and price adjustment formula have received confidential treatment in accordance with the rules of the Securities and Exchange Commission and the Trustees have not been permitted to review the entire agreement.

In a December 30, 2004 press release, CCI announced it had amended the ISG Agreement. According to the press release, the amendment significantly raised the base price for iron ore pellets to better reflect current market rates. Sales from Northshore pursuant to the ISG Agreement accounted for approximately 74% of iron ore pellet shipments attributed to Trust lands in calendar year 2004. The Trustees are not able to quantify the effect of the amendment to the ISG Agreement on future royalties payable to the Trust.

Increased Iron Ore Pricing. During its fiscal year ended January 31, 2005, Mesabi Trust experienced two significant developments that are likely to affect royalties it receives and the resulting funds that will be available for distribution by the Trust in the foreseeable future. First, the Trust earned a royalty bonus for the first time since its inception during the fiscal year ended January 31, 2005 for iron ore shipments from Silver Bay sold at prices above the Adjusted Threshold Price. (See the discussion under the heading "Royalty Income" under "Comparison of Fiscal Years ended January 31, 2005 and January 31, 2004" on page 6 of this Annual Report.) In addition, during the course of its fiscal year some portion of the royalties paid to Mesabi Trust were based on estimated prices for iron ore products sold under the CCI Pellet Agreements. These prices were subject to interim and final pricing adjustments, which can be positive or negative, and which adjustments are dependent in part on multiple price and inflation index factors that are not known until after the end of a contract year. This can result in significant and frequent variations in royalties received by Mesabi Trust (and in turn the resulting amount available for distribution to Unitholders by the Trust) from quarter to quarter and on a comparative historical basis, and these variations, which can be positive or negative, cannot be predicted by Mesabi Trust.

Under the CCI Pellet Agreements, upward price adjustments were made during the first three months of calendar 2005 to iron ore shipped by Northshore to customers from Silver Bay during 2003 and 2004 due to increased pricing. The pricing adjustments in turn resulted in increased royalty revenue to the Mesabi Trust, which are reflected in the Accrued Income Receivable on the Mesabi Trust balance sheet as of January 31, 2005. The Mesabi Trustees are not able to predict whether adjustments in the future, if any, will be upward or downward. See "Reserves and Distributions" on page 23 of this Annual Report for further discussion of the pricing adjustments.

CCI reported in its Form 10-K filed February 22, 2005 that it experienced higher sales prices for 2004, primarily attributable to the effect of higher steel prices on CCI's term sales contract escalators, as well as an increase in international pellet pricing of approximately 20%. In a press release dated February 16, 2005, CCI's chief executive officer stated that sentiment surrounding the international benchmark pricing negotiations seems to indicate the market is expecting a material increase in international iron ore prices. He stated further that the price increase in 2004 was the largest in ten years and that steel pricing remains strong.

Additionally, steel prices continue to rise, resulting in recent iron ore increases being announced by international iron ore suppliers. The increased demand in steel is attributed primarily to economic growth in China, where iron ore imports have more than tripled since 2000, according to published reports.

On April 7, 2005, CCI announced that the estimated effect of the increase in international pellet pricing will result in increased CCI sales revenues and that CCI will realize an increase in pricing representing a combination of known contractual base price increases, lag year adjustments, and capped pricing on one of its contracts. Because the shipments of iron ore products using iron ore mined from Mesabi Trust lands represent only a fraction of CCI's overall sales and because Mesabi Trust is not party to CCI's customer contracts, while this news indicates that the trend of prices realized by CCI appears higher, the actual impact on royalties (and ultimately distributions by Mesabi Trust) cannot be estimated.

The Trustees cannot project whether iron ore prices will continue to increase or any potential impact on future royalties payable to the Trust.

On April 8, 2005, the Mesabi Trustees declared a distribution of $0.33 per Unit of Beneficial Interest of Mesabi Trust payable on May 20, 2005 to Mesabi Trust Unitholders of record at the close of business on April 30, 2005. This compares to $0.05 per Unit for the same period last year. Normally, only a minimum advance royalty is received by Mesabi Trust for the first calendar quarter of each year as little or no shipments of iron ore are typically made in the first calendar quarter by Northshore because the Great Lakes shipping lanes are frozen during most of the period.

Securities Regulation. The Trust is a publicly-traded trust listed on the New York Stock Exchange ("NYSE") and is therefore subject to extensive regulation under, among others, the Securities Act of 1933, the Securities Exchange Act of 1934, NYSE rules and regulations and the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Issuers failing to comply with such authorities risk serious consequences, including criminal as well as civil and administrative penalties. In most instances, these laws, rules and regulations do not specifically address their applicability to publicly-traded trusts such as Mesabi Trust. In particular, Sarbanes-Oxley provides for the adoption by the Securities and Exchange Commission (the "SEC") and NYSE of certain rules and regulations that may be impossible for the Trust to literally satisfy because of its nature as a pass-through trust. During fiscal 2004, the SEC and NYSE adopted rules and regulations pursuant to Sarbanes-Oxley that require a publicly-traded company's board of directors, audit committee or executive directors (or similar body) to act with respect to certain corporate governance matters. The Trust does not have, nor does the Agreement of Trust provide for, a board of directors, an audit committee or any executive officers. Therefore, the Trust cannot literally comply with many of these rules and regulations. The Trustees intend to follow the SEC's and NYSE's rulemaking closely and attempt to comply with such rules and regulations where possible.

Other Information. Mesabi Trust has no employees, but it engages independent consultants to assist the Trustees in monitoring, among other things, the amount and sales prices of iron ore products shipped by Northshore from Silver Bay. As noted above, the information regarding amounts and sales prices of shipped iron ore products is used to compute the royalties payable to Mesabi Trust by Northshore. Deutsche Bank Trust Company Americas, the Corporate Trustee, also performs certain administrative functions for Mesabi Trust.

Important Factors Affecting Mesabi Trust

The Agreement of Trust specifically prohibits the Trustees from entering into or engaging in any business. This prohibition seemingly applies even to business activities the Trustees deem necessary or proper for the preservation and protection of the Trust Estate (as such term is defined below). Accordingly, the Trustees' activities in connection with the administration of Trust assets are limited to collecting income, paying expenses and liabilities, distributing net income to the Trust's Unitholders after the payment of, or provision for, such expenses and liabilities, and protecting and conserving the assets held.

Accordingly, the income of the Trust is highly dependent upon the activities and operations of Northshore, and the terms and conditions of the Amended Assignment Agreements. The Trust and the Trustees have no control over the operations and activities of Northshore, except within the framework of the Amended Assignment Agreements. Northshore alone controls (i) historical operating data, including iron ore production volumes, marketing of iron ore products, operating and capital expenditures as they relate to Northshore, environmental and other liabilities and the effects of regulatory changes; (ii) plans for Northshore's future operating and capital expenditures; (iii) geological data relating to reserves and (iv) projected production of iron ore products. Northshore alone determines whether to mine off of Trust and/or state lands, based on its current mining and engineering plan. The Trustees do not exert any influence over mining operational decisions, nor do the Trustees provide any input regarding the ore reserve estimate reported by CCI. While the Trustees request material information for use in periodic reports as part of their evaluation of the Trust's disclosure controls and procedures, the Trustees do not control this information and they rely on Northshore to provide accurate and timely information for use in the Trust's reports filed with the SEC.

Additionally, as permitted by the terms of the Agreement of Trust and the Amendment, the Trustees are entitled to, and in fact do rely, upon certain experts in good faith, including (i) the independent consultants with respect to monthly production and shipment reports, which include figures on crude ore production and iron ore pellet shipments, and discussions concerning the condition and accuracy of the scales and plans regarding the development of the Trust's mining property; and (ii) the accounting firm they have contracted with for non-audit services, including reviews of financial data related to shipping and sales reports provided by Northshore and a review of the schedule of leasehold royalties payable to the Trust.

Due to winter weather, and the increasing royalty percentages based on tonnage shipped in a calendar year, results for a particular calendar quarter are typically not indicative of results for future quarters or the year as a whole. Factors which can impact the results of the Trust in any quarter or year include:

1. Shipping Conditions in the Great Lakes. Shipping activity by Northshore is dependent upon when the Great Lakes shipping lanes freeze for the winter months (typically in January) and when they re-open in the spring (typically late-March or April). Base overriding royalties to Mesabi Trust are based on shipments made in a calendar quarter. Because there ordinarily is little or no shipping activity in the first calendar quarter, the Trust typically receives only the minimum royalty (or slightly more than the minimum) for that period.

2. Operations of Northshore. Because the primary portion of the Trust's revenues derive from iron ore product shipped by Northshore from Silver Bay, Northshore's processing and shipping activities directly impact the Trust's revenues in each quarter and for each year. In turn, a number of factors affect Northshore shipment volume. These factors include, among others, economic conditions in the iron ore industry, pricing by domestic and international competitors, long-term customer contracts or arrangements by Northshore or its competitors, availability of ore boats, production at Northshore's mining operations, and production at the pelletizing/processing facility. If any pelletizing line becomes idle for any reason, production and shipments (and, consequently, Trust income) could be adversely impacted. In addition, as noted in CCI's November 9, 2004 press release, the planned reactivation of a previously idled furnace at Northshore may be impacted by such factors as failure to obtain required environmental permits for or otherwise implement planned capital expansions, an inability to generate sufficient concentrate to support the reactivated furnace, an inability of the planned expansions to achieve expected additional production, and increases in the cost and length of time required to complete the capacity expansions.

3. Increasing Royalties. As described elsewhere in this Annual Report, the royalty percentage paid to the Trust increases as the aggregate tonnage of iron ore products shipped, attributable to the Trust, in any calendar year increases past each of the first four one-million ton volume thresholds. Assuming a consistent sales price per ton throughout a calendar year, shipments of iron ore product attributable to the Trust later in the year generate a higher royalty to the Trust, as total shipments for the year exceed increasing levels of royalty percentages and pass each of the first four one-million ton volume thresholds.

   Royalties increased in fiscal 2005 primarily due to increased royalty revenue recognized at the end of fiscal 2005 resulting from contract pricing adjustments of pellets shipped during 2003 and 2004 pursuant to the CCI Pellet Agreements. Mesabi Trust is not party to these agreements. The

Trustees cannot predict with certainty whether any pricing adjustments under these agreements will or will not occur in the future, or if there are pricing adjustments, whether they will be positive or negative. In either case, these price adjustments will impact future royalties received by the Trust that become available for distribution to Unitholders.

4. Increasing Iron Ore Prices and Royalty Bonus. As described elsewhere in this Annual Report, the Trust receives a royalty bonus equal to a percentage of the gross proceeds of iron ore products (mined from Mesabi Trust lands) shipped from Silver Bay and sold at prices above the Adjusted Threshold Price ($41.76 per ton for calendar year 2004 and $42.89 per ton for calendar year 2005). Although Northshore was able to sell some product at prices higher than the Adjusted Threshold Price in 2004 and January 2005, the Trustees are unable to make projections as to whether Northshore will continue to be able to sell pellets at prices above the Adjusted Threshold Price, entitling the Trust to any future royalty bonus payments.

   Furthermore, although Mesabi Trust has an Accrued Income Receivable of $3,519,923 on its balance sheet as of January 31, 2005 reflecting positive price adjustments under the CCI Pellet Agreements, there is no assurance that there will be any additional positive price adjustments in the future, and it is possible that negative adjustments under those agreements can also occur.

5. Percentage of Mesabi Trust Ore. As described elsewhere in this Annual Report, Northshore has the ability to process and ship iron ore products from lands other than Mesabi Trust lands. In certain circumstances, the Trust may be entitled to royalties on those other shipments, but not in all cases. In general, the Trust will receive higher royalties (assuming all other factors are equal) if a higher percentage of shipments are from Mesabi Trust lands. The percentages of shipments that came from Mesabi Trust lands were 92.0%, 95.5%, 97.5%, 99.2%, and 99.8%, in calendar years 2004, 2003, 2002, 2001, and 2000, respectively.

6. Uncertainty of Market Conditions in the Steel and Iron Ore Industry. CCI reported in its Form 10-K for its fiscal year ending December 31, 2004 that it experienced a record year in revenues, earnings and iron ore pellet production volume, and is projecting that 2005 pellet production will exceed that of 2004, given previously announced capacity expansions at two facilities (including Northshore). However, CCI cautioned in its Form 10-K that significant risks and uncertainties may impact its forecast, including, but not limited to, lower customer demand, an increase in certain steel imports and iron ore substitutes, a decrease in iron ore production in North America, customer failure, and customer or potential customer restructuring and financial difficulty (which could result in reduced production capacity over time). Furthermore, there still exists uncertainty, consolidation and restructuring in the domestic steel market.

In light of the current steel industry environment, uncertainties arising from war and other global events, and the above-mentioned risks and factors, it is uncertain whether prices on domestic steel products will be maintained at these current relatively higher levels, and whether steel mills will be able to operate at capacity levels in 2005 and beyond. Furthermore, although overall there appears to have been an increase in the demand for domestic steel products over the last fiscal year, it is nevertheless uncertain whether this increase in demand will continue and the extent to which it will impact royalties paid to the Trust in fiscal year 2006 and beyond.

Critical Accounting Policies

This "Trustees' Discussion and Analysis of Financial Condition and Results of Operations" is based upon the Trust's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Trustees to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Trustees base their estimates and judgments on historical experience and on various other assumptions that the Trustees believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Trust's significant accounting policies, please see Note 2 to the financial statements on pages F-9 through F-12.

Critical accounting policies are those that have meaningful impact on the reporting of the Trust's financial condition and results, and that require significant management judgment and estimates. The Trustees have determined that there are no critical accounting policies.

Off-Balance Sheet Arrangements

The Trust has no off-balance sheet arrangements.

Contractual Obligations

The Trust has no payment obligations under any long-term borrowings, capital lease, operating lease, or purchase agreement.

TO THE HOLDERS OF
CERTIFICATES OF BENEFICIAL INTEREST IN
MESABI TRUST

THE TRUST ESTATE

The principal assets of Mesabi Trust consist of two different interests in certain properties in the Mesabi Iron Range: (i) Mesabi Trust's interest as assignor in the Amended Assignment of Peters Lease and the Amended Assignment of Cloquet Lease, which together cover properties aggregating approximately 9,750 contiguous acres in St. Louis County, Minnesota (the "Peters Lease Lands" and the "Cloquet Lease Lands," respectively, and collectively, the "Peters and Cloquet Lease Lands"), and (ii) Mesabi Trust's ownership of the entire beneficial interest in Mesabi Land Trust, which has a 20% interest as fee owner in the Peters Lease Lands and a 100% fee ownership in certain non-mineral-bearing lands adjacent to the Peters and Cloquet Lease Lands (the "Mesabi Lease Lands," together with the Peters Lease Lands and the Cloquet Lease Lands, the "Trust Estate"). The following map shows the approximate location of the Trust Estate:


Mesabi
Iron Range
Babbitt
Hibbing
Silver Bay
Grand Rapids
Duluth
Minnesota

☐ *The boxed area indicates the approximate location of Mesabi Trust's Trust Estate (not drawn to scale), as defined above under "The Trust Estate," which is a small part of the region with an iron ore body known as the Mesabi Iron Range. The Mesabi Trust does not own any property interests other than in the Trust Estate.*

The Peters Lease provides that each leasehold estate will continue until the reserves of iron ore, taconite and other minerals or materials on the land subject to the Peters Lease are exhausted. The Mesabi Lease terminates when the Peters Lease terminates. The Cloquet Lease, executed in 1916, terminates in the year 2040. If Northshore decides to terminate or surrender one or more of these leases, it must first give Mesabi Trust at least six months' notice of its intention to do so and, at Mesabi Trust's request, reassign all of such leases to Mesabi Trust. If any such reassignment occurs, Northshore must transfer the lease interests to Mesabi Trust free and clear of liens, except public highways. In return, Mesabi Trust must assume Northshore's future obligations as lessee under the reassigned leases.

The Peters and Cloquet Lease Lands are located at the northeastern end of the Mesabi Iron Range and contain mineral deposits consisting of a sedimentary bed of banded magnetite in silicious gangue, a form of low-grade iron ore known as taconite, approximately three tons of which must be beneficiated to produce one ton of high-grade pellets. By far the larger holding is under the Peters Lease. The Trustees have not had any surveys or test drillings performed to ascertain the iron ore reserves on the Peters and Cloquet Lease Lands. In CCI's 2004 Annual Report, CCI estimated that there currently remains enough ore reserve in the Peter Mitchell mine to produce approximately 315 million tons of pellets; an undetermined portion of this reserve, however, is attributable to lands other than Trust lands. The Mesabi Lease Lands contain substantially no commercial ore deposits and have been used principally in connection with mining the taconite from the Peters and Cloquet Lease Lands, such as the provision of an area for location of service roads, supporting plants and equipment and dump sites for overburden.

Under the Amended Assignment Agreements, Northshore produces iron ore from the Peters and Cloquet Lease Lands for the manufacture of iron ore products to be sold to various users. Mesabi Trust receives royalties on the crude ore extracted from such Lands and the pellets produced from such crude ore, and in each case the royalties are based upon the volume of iron ore products shipped and the prices received by Northshore.

HISTORY OF THE TRUST'S ACQUISITION OF THE TRUST ESTATE

Prior to the creation of the Mesabi Trust and the Mesabi Land Trust on July 18, 1961, MIC, the Trust's predecessor in interest, owned the interests in the Peters, Cloquet and Mesabi Lease Lands. MIC obtained its interests as follows:

Peters Lease Lands. MIC owned a 20% interest in the fee ownership in the Peters Lease Lands. Originally, the Peters Lease Lands were owned by East Mesaba and Dunka River which were wholly owned subsidiaries of Dunka-Mesaba Security Company ("Dunka-Mesaba"). In August 1951, East Mesaba and Dunka River conveyed the Peters Lease Lands to their parent company, Dunka-Mesaba, which in turn conveyed to each of its stockholders an undivided interest in the Peters Lease Lands in proportion to each stockholder's ownership in the parent company. Accordingly, MIC, which had been the owner of 20% of the outstanding capital stock of Dunka-Mesaba, acquired a 20% undivided interest in the Peters Lease Lands and the right to receive a 20% fee royalty under the Peters Lease.

By an instrument dated October 1, 1917, as of April 30, 1915, East Mesaba and Dunka River leased their properties to Claude W. Peters. (This instrument, as modified by instruments dated February 3, 1921, July 17, 1939 and July 31, 1951, is known as the "Peters Lease.") Claude W. Peters acquired the Peters Lease on behalf of MIC and an assignment of the Peters Lease from Claude W. Peters to MIC was recorded in 1919. In 1939, MIC assigned the Peters Lease to Reserve Mining Company ("Reserve") in consideration for which Reserve agreed to pay MIC a percentage of its net profits. Later, these payments were changed to royalty payments.

Cloquet Lease Lands. MIC held a leasehold interest in the Cloquet Lease Lands pursuant to the Indenture of Lease dated May 1, 1916. In 1939, MIC assigned its interest in the Cloquet Lease as lessee to Reserve.

Mesabi Lease Lands. MIC held a fee interest in the Mesabi Lease Lands. In 1939, MIC leased its interest in the Mesabi Lease Lands to Reserve.

Acquisition of Interests from MIC. MIC had not engaged in actual mining operations since 1939, with all of its ownership of land in fee having been leased out and its leaseholds in land assigned to Reserve in exchange for royalty payments. Because MIC's activities in connection with the administration of its assets were limited to the collection of income, the payment of expenses and liabilities, the distribution of the net income and the protection and conservation of the assets held, in July 1961 its board of directors proposed, and its stockholders subsequently approved, to adopt a plan of complete liquidation as a result of which MIC's assets were transferred to and administered by two trust entities.

To comply with the law of the State of Minnesota, which requires that a trust holding real property located in that state must be administered under Minnesota law, the Mesabi Land Trust was created under Minnesota law on July 18, 1961 pursuant to an Agreement of Trust of even date. MIC transferred to the Mesabi Land Trust its 20% interest as fee owner in the Peters Lease and the Peters Lease Lands and its interest as 100% fee owner in the Mesabi Lease Lands and as lessor of the Mesabi Lease.

Also pursuant to an Agreement of Trust, the Mesabi Trust was created under New York law on July 18, 1961. MIC transferred to the Mesabi Trust instruments assigning the Amended Assignment of Peters Lease and the Amended Assignment of Cloquet Lease (covering its interest as assignor of the entire leasehold interest in the Peters Lease Lands and the Cloquet Lease Lands), together with cash, marketable securities and other assets. The Mesabi Trust also received all of the beneficial interest in the Mesabi Land Trust.

Since the creation of the Mesabi Land Trust and the Mesabi Trust, although the mining operators have changed (Reserve, the original lessee, operated the mine until it closed on July 31, 1986. Cyprus Minerals Company ("Cyprus") purchased substantially all of Reserve's assets on August 17, 1989 and resumed operations as Cyprus NMC. On September 30, 1994, CCI purchased all of Cyprus NMC's capital stock from Cyprus. CCI renamed the operation Northshore Mining Corporation.) and the Peters Lease, the Cloquet Lease and the Mesabi Lease have been further amended and assigned, the Trust Estate has not changed.

The following diagram illustrates the relationships of the various parties that own the lands and have interests in the lands the Trust has interests in:



100% Leasehold Interest
100% Beneficial Interest
100% Leasehold Interest
80% Fee Interest
20% Fee Interest
100% Fee & Leasehold Interests
100% Fee Interest

DESCRIPTION OF THE MINERAL PROPERTIES AND NORTHSHORE'S MINING OPERATIONS

Mine and Rock Formation. The Mesabi Trust properties, including the ore mine, are located in northeastern Minnesota, approximately two miles south of Babbitt, Minnesota. The ore mine on the Mesabi Trust properties is called the Peter Mitchell mine, an open pit mine consisting a 10-mile long segment of a host rock called the Biwabik Iron Formation, which is a very hard cherty rock containing magnetite as the ore mineral. The Biwabik Iron Formation extends west and southwest for over 100 miles and constitutes the Mesabi Iron Range. Recoverable iron grades range from 21% in the west end of the mine open pit to 26% in the central portion and east end, with 19% as the cut off grade. The ore body dips south under the hanging wall called the Virginia Formation. To date, the Mesabi Trust properties have been explored for their iron ore potential. To the knowledge of the Mesabi Trustees, no other minerals have been explored on the Mesabi Trust properties.

Mining Properties. As disclosed elsewhere in this filing, Northshore, a wholly-owned subsidiary of CCI, currently conducts the mining operation upon the Mesabi Trust properties. The main entrance to the Northshore mine is accessed by means of a gravel road and is located off County Road 20. Northshore's processing facilities are located in Silver Bay, Minnesota, near Lake Superior, on U.S. Highway 61. Each year, the Trustees visit the Northshore mine and the processing plant. During such visits, the Trustees inspect the condition of the mining properties as well as mining equipment and facilities. Based on the Trustees' past inspection trips, including the most recent one in October 2004, the Trustees believe that the mining properties and facilities are in good operating condition.

Northshore's Mining Operations. Because the Mesabi Trust is not involved in Northshore's mining operations, the Trustees do not have detailed firsthand information relating to such operations, or the equipment and facilities used by Northshore. Northshore has not provided such information to the Trustees. Therefore, the Trustees rely on information disclosed by CCI in its periodic reports filed with the SEC and other reports published by independent organizations, such as Skillings Mining Review, in providing the following information relating to Northshore's mining operations, its equipment and facilities.

Drilling at the Northshore mine is conducted with three 120 GD rotary units with 16-inch diameter holes on 28- to 30-foot spacing. The drilling is followed with blasts using heavy ANFO (which stands for ammonium nitrate and fuel oil) and emulsion which break an average of 700,000 to 1,200,000 tons of crude taconite. After blasts, taconite is then removed by a loading fleet consisting of three 295-B Bucyrus-Erie shovels with 20 cubic-yard buckets, and a Cat 994 loader. A haulage fleet of Model 730 Dresser Haulpaks carry crude taconite to the primary and secondary crushers located about two miles away. At the crushers, taconite is emptied from the end-dump trucks into a 60-inch primary gyratory unit and four 30 by 70-inch secondary crushers for reduction to a nominal 3-inch size. Coarse ore is then fed into 80-ton capacity ore cars for transportation to Silver Bay via a 47-mile long, twin track railroad owned by Northshore. Each train is pulled by three or four diesel electric locomotives.

Upon arrival at the Silver Bay plant, the coarse taconite ore is then loaded into one of the active grinding lines. Each line includes one 10-foot by 18-foot rod mill and two 10-foot by 18-foot ball mills. The final grinding of the crude taconite is to 90% minus 325 mesh. During the concentrating process, ore concentrate is separated by a two-stage magnetic separation, which removes low grade tailings from the ore concentrate. The tailings are pumped uphill to the Mile Post 7 disposal site. The concentrate is then fed into hydro-separators and vacuum filters, during which process the moisture content in the concentrate is reduced and the final concentrate is ready for pelletizing. The pelletizing process first feeds the ore concentrate to which corn starch has been added as a binder into a balling drum 14 foot long and 7 foot in diameter. The revolving action of the drum causes the concentrate to build up into pellets. Next, pellets over one-half inch in diameter are conveyed to a moving grate and enter into a high temperature furnace for final treatment. From the furnace the pellets are conveyed to a dockside storage bin with a 5-million ton storage capacity. Northshore's sheltered harbor at Silver Bay can handle 55,000-ton ore carriers.

LEASEHOLD ROYALTIES

Northshore is obligated to pay to Mesabi Trust base overriding royalties and royalty bonuses on all pellets (and other iron ore products) produced from the Peters and Cloquet Lease Lands ("Mesabi Ore") and shipped from Silver Bay in each calendar year. The royalties are based on prices per unit of product, volumes of product shipped and where on the escalating scale of royalties—2-1/2% on the first million tons to 6% on shipments above four million long tons per calendar year—each shipment falls.

Base overriding royalties. Base overriding royalties are calculated on the basis of an escalating scale of percentages of gross sales proceeds of iron ore shipped. The applicable percentage is determined by reference to the tonnage of pellets previously shipped in the then current calendar year, as follows:

Tons of iron ore products shipped in calendar year	Applicable royalty (expressed as a percentage of gross sales proceeds within each tranche)
one million or less	2-1/2%
more than one but not more than two million	3-1/2%
more than two but not more than three million	5%
more than three but not more than four million	5-1/2%
more than four million	6%

Royalty bonuses. Royalty bonuses are payable on all iron ore products produced from Mesabi Ore shipped from Silver Bay during a calendar quarter and sold at prices above the Adjusted Threshold Price. The Adjusted Threshold Price was $41.13 for calendar year 2003, $41.76 for calendar year 2004, and will be $42.89 for calendar year 2005. The Adjusted Threshold Price is subject to adjustment (but not below $30 per ton) for inflation and deflation and is determined each year on the basis of the change in the Gross Domestic Product Implicit Price Deflator, a broad based index of inflation and deflation published quarterly by the U.S. Department of Commerce.

The amount of royalty bonuses payable for any calendar quarter is calculated on the basis of an escalating scale of percentages of the gross sales proceeds to Northshore of pellets produced from Mesabi Ore that are sold at prices above the Adjusted Threshold Price. The applicable percentage is determined by reference to the amount by which the sales prices for a particular quantity of pellets exceeds the Adjusted Threshold Price, as follows:

Amount by which sales price per ton exceeds Adjusted Threshold Price	Applicable Percentage
$ 2 or less	1/2 of 1%
more than $2 but not more than $4	1%
more than $4 but not more than $6	1-1/2%
more than $6 but not more than $8	2%
more than $8 but not more than $10	2-1/2%
more than $10	3%

Leasehold royalty example. To illustrate the calculation of base overriding royalties and royalty bonuses, assume that no shipments of iron ore products were made during the first calendar quarter of 2005, and further assume that pellets were shipped from Silver Bay in the second and third calendar quarters of 2005 in the following tonnage quantities and rendering the following gross proceeds:

	Tonnage	Sales Price per Ton	Gross Proceeds
2nd Quarter:	500,000	$ 42.00	$ 21,000,000
3rd Quarter:	500,000	$ 44.00	$ 22,000,000
	1,000,000	$ 46.00	$ 46,000,000
	1,000,000	$ 48.00	$ 48,000,000
	1,000,000	$ 50.00	$ 50,000,000
	1,500,000	$ 42.00	$ 63,000,000

In this example, the base overriding royalties payable in respect of the second and third calendar quarters of 2005 would be as follows:

2nd Quarter:	$ 21,000,000 x 2-1/2%	=	$ 525,000
3rd Quarter:	$ 22,000,000 x 2-1/2%	=	$ 550,000
	$ 46,000,000 x 3-1/2%	=	$ 1,610,000
	$ 48,000,000 x 5%	=	$ 2,400,000
	$ 50,000,000 x 5-1/2%	=	$ 2,750,000
	$ 63,000,000 x 6%	=	$ 3,780,000

Based on the same example, the base overriding royalty percentage applicable for all iron ore products shipped in the fourth calendar quarter of 2005 would be 6%, because more than four million tons were shipped during the first three quarters.

Further, the royalty bonuses payable in respect of the second and third calendar quarters of 2005 would be as follows (with reference to the Adjusted Threshold Price ("ATP") of $42.89):

2nd Quarter:	Below ATP: no bonus payable	=		None
3rd Quarter:	$22,000,000 x 0-1/2%	=	$	110,000
	$46,000,000 x 1%	=	$	460,000
	$48,000,000 x 1-1/2%	=	$	720,000
	$50,000,000 x 2%	=	$	1,000,000
	Below ATP: no bonus payable	=		None

The above figures are provided only to illustrate the method for calculating base overriding royalties and royalty bonuses and do not indicate the amount of base overriding royalties or royalty bonuses the Trustees expect Mesabi Trust to earn in calendar 2005 or any other calendar or fiscal year. Accordingly, the foregoing example illustrating the calculation of base overriding royalties and royalty bonuses should not be considered a prediction of the amount of base overriding royalties or royalty bonuses Mesabi Trust will receive.

Bonuses on other ore. Northshore also must pay base overriding royalties and royalty bonuses on pellets produced from lands other than Mesabi Lease Lands ("Other Ore") to the extent necessary to assure payment of base overriding royalties and royalty bonuses on at least 90% of the first four million tons of pellets shipped from Silver Bay in each calendar year, at least 85% of the next two million tons of pellets shipped therefrom in each calendar year, and at least 25% of all tonnage of pellets shipped therefrom in each calendar year in excess of six million tons. Base overriding royalties and royalty bonuses payable on Other Ore can be recouped by Northshore out of base overriding royalties and royalty bonuses paid on Mesabi Ore. The amount of Other Ore royalties and Other Ore royalty bonuses which can be recouped on any payment date cannot, however, exceed 20% of the amount of Mesabi Ore royalties and royalty bonuses which are otherwise payable on that payment date.

Advance royalties. Northshore is obligated to pay to Mesabi Trust advance royalties in equal quarterly installments. The advance royalty was $685,630 for calendar year 2003, $696,161 for calendar year 2004, and is $714,988 for calendar year 2005. The amount of advance royalties payable is subject to adjustment (but not below $500,000 per annum) for inflation and deflation and is determined each year in the same manner as the Adjusted Threshold Price. All payments of advance royalties are credited against payments of base overriding royalties and royalty bonuses payable on Mesabi Ore until fully recouped. The amount of advance royalties payable in respect of each calendar quarter constitutes the minimum overriding royalty amount payable by Northshore in respect of that calendar quarter.

Other leasehold royalty information. Base overriding royalties and royalty bonuses are payable quarterly and accrue upon shipment, whether or not the actual sales proceeds for any shipment are received by Northshore. The amount of base overriding royalties and royalty bonuses payable with respect to the first three quarters in any calendar year are determined on the basis of tonnage shipped during each such calendar quarter and the actual sales proceeds of such shipments, with an adjustment made to the royalties payable with respect to the last quarter in any calendar year to account for adjustments.

In addition, in the event that Northshore commences mining and production of quarry stone for shipment, Northshore must pay base overriding royalties on all quarry stone so shipped on the basis of the same scale of percentages used in calculating base overriding royalties payable on pellets and other iron ore product. Northshore has not informed Mesabi Trust of any present intention to commence mining and production of quarry stone.

LAND TRUST AND FEE ROYALTIES

Mesabi Land Trust holds a 20% interest as fee owner in the Peters Lease Lands and a 100% interest as fee owner in the Mesabi Lease Lands as lessor of the Mesabi Lease. Mesabi Trust holds the entire beneficial interest in Mesabi Land Trust and is entitled to receive the net income of Mesabi Land Trust after payment of expenses. Northshore is not obligated to pay royalties or rental to Mesabi Land Trust as fee owner of the non-mineral bearing Mesabi Lease Lands, a consideration having been paid in that respect at the inception of the Mesabi Lease.

Northshore is required to pay a base royalty to the fee owners in an amount which, at its option, is either (a) 11-2/3¢ per gross ton of crude ore it mines from the Peters Lease Lands, or (b) $.0056 for each 1% of metallic iron ore natural contained in each gross ton of pellets it produces from the Peters Lease Lands and ships. The base fee royalty rate is adjusted up or down each quarter (but not below the base royalty specified above) by addition or subtraction of an amount to be determined by reference to changes in Lower Lake Mesabi Range pellet prices and the All Commodities Producer Price Index. The adjustment factor is computed by multiplying the base fee royalty rate specified above by a percentage that is the sum of (a) one-half of the percentage change, if any, by which the then prevailing price per iron unit of Mesabi Range taconite pellets delivered by rail or vessel at Lower Lake Erie ports exceeds 80.5¢ (the price per iron unit in effect in January 1982), plus (b) one-half of the percentage change, if any, by which the All Commodities Producer Price Index exceeds 295.8 (the level of the Index for December 1981).

Fee royalties aggregating $361,191 with respect to crude ore mined by Northshore were earned by Mesabi Land Trust during the fiscal year ended January 31, 2005.

INCOME AND EXPENSE

Total income for Mesabi Trust for the fiscal year ended January 31, 2005 was $13,575,548, consisting of $40,243 in interest earned on the investment of the Unallocated Reserve, $361,191 in fee income, $0 in minimum advance royalty income, $3,354,650 in bonus royalties, and $9,819,464 in overriding royalty income, compared with $7,270,517 in total income for the previous fiscal year. Total expenses for the fiscal year were $557,961, compared with $499,177 in total expenses for the previous fiscal year. There were distributions paid per Unit of Beneficial Interest totaling $.775 for the fiscal year ended January 31, 2005, compared with distributions paid for the fiscal year ended January 31, 2004 of $.38 per Unit.

Total expenses by categories were as follows:

	Fiscal Years ended on January 31		
	2005	2004	2003
Compensation of Trustees	$ 141,791	$ 140,680	$ 134,907
Fees and Disbursements			
Administrative	67,548	62,500	62,500
Accounting	49,880	32,850	28,577
Inspection trips, travel and other expenses of Trustees	31,122	32,942	33,785
Legal	158,314	121,317	88,322
Mining consultant and field representatives	19,616	20,758	13,786
Stock exchange listing fee	35,000	35,000	—
Printing of annual, quarterly and current reports, and letters to certificate holders	9,875	5,785	8,644
Transfer Agent and Registrar	13,856	17,569	15,838
Transfer Agent miscellaneous disbursements	30,959	29,776	19,869
	$ 557,961	$ 499,177	$ 406,228

Pursuant to the Amendment, each Individual Trustee receives annual compensation for services as Trustee of $20,000, adjusted up or down (but not below $20,000) in accordance with changes from the November 1981 level of 295.5 (the "1981 Escalation Level") in the All Commodities Producer Price Index (with 1967 = 100 as a base), which is published by the U.S. Department of Labor. The adjustment is made at the end of each fiscal year and is calculated on the basis of the proportion between (a) the level of such index for the November preceding the end of such fiscal year, and (b) the 1981 Escalation Level.

RESERVES AND DISTRIBUTIONS

Mesabi Trust's Unallocated Reserve aggregated $4,323,763 at January 31, 2005, compared with an Unallocated Reserve of $1,408,584 at January 31, 2004. The Trustees have determined that the Unallocated Reserve should be maintained at a prudent level, usually within the range of $500,000 to $1,000,000. Accordingly, although the actual amount of the Unallocated Reserve will fluctuate from time to time, and may increase or decrease from its current level, it is currently intended that future distributions will be highly dependent upon royalty income as it is received and the level of Trust expenses. The amount of future royalty income available for distribution will be subject to the volume of iron ore product shipments and the dollar level of sales by Northshore. Shipping activity is greatly reduced during the winter months and economic conditions, particularly those affecting the steel industry, may adversely affect the amount and timing of such future shipments and sales.

The Trust's Unallocated Reserve as of the end of fiscal year ended January 31, 2005 was $4,323,763, representing an increase of $2,915,179 compared with the Trust's unallocated reserve as of the end of fiscal year ended January 31, 2004. The increase is due to royalty revenue that was accrued for on the Trust's balance sheet at the end of fiscal 2005, but not yet paid to the Trust (expected in late April 2005), resulting from contract pricing adjustments of pellets sold under the CCI Pellet Agreements with its customers that were finalized during the first three months of 2005. The Mesabi Trust is not a party to the CCI Pellet Agreements. These price adjustments relate to 2003 and 2004 shipments of pellets that resulted in increased royalty revenue (including increased revenue due to bonus royalties) recognized in January 2005 compared to January 2004 due to increased pricing. The increased royalty revenue accrual is reflected as Accrued Income Receivable on the balance sheet at January 31, 2005, which the Trustees anticipate will be distributed, after providing for expenses and reserves, during the quarter in which it is received.

The Trustees will continue to monitor the economic circumstances of the Trust to strike a responsible balance between distributions to Unitholders and the need to maintain adequate reserves at a prudent level, given the unpredictable nature of the iron ore industry, the Trust's dependence on the actions of the lessee/operator, and the fact that the Trust essentially has no other liquid assets.

Payments to Unitholders during the fiscal year ended January 31, 2004 totaled $4,985,603 and payments to Unitholders during the fiscal year ended January 31, 2005 totaled $10,168,008.

CERTIFICATES OF BENEFICIAL INTEREST

The Certificates of Beneficial Interest are traded on the New York Stock Exchange. During the past two fiscal years, the market ranges of the certificates for each quarterly period and the distributions declared for such quarterly periods were as follows:

Fiscal Quarter Ended	High	Low	Amount Declared	Per Unit
April 30, 2004	$ 6.80	$ 6.52	$ 656,000	$ .050
July 31, 2004	$ 8.16	$ 8.00	2,296,002	.175
October 31, 2004	$ 9.75	$ 9.62	3,280,003	.250
January 31, 2005	$ 18.25	$ 16.93	3,870,403	.295
			$ 10,102,408	$ .770

Fiscal Quarter Ended	High	Low	Amount Declared	Per Unit
April 30, 2003	$ 5.10	$ 4.11	$ —	$ —
July 31, 2003	$ 5.25	$ 4.50	918,400	.07
October 31, 2003	$ 5.20	$ 4.60	1,574,401	.12
January 31, 2004	$ 7.76	$ 5.08	3,936,003	.30
			$ 6,428,804	$ .49

As of the close of business on March 18, 2005, the beneficial interest in Mesabi Trust was represented by 13,120,010 Units registered in the names of approximately 1736 individuals holding of record approximately 1,411,190 Units, and in the names of approximately 133 brokers, nominees, or fiduciaries holding of record approximately 11,708,820 Units.

THE TRUSTEES

The name and address of each Trustee and the principal occupation of each individual Trustee are as follows:

Name and Address of Trustee	Principal Occupation
Deutsche Bank Trust Company Americas Corporate Trustee 60 Wall Street 28th Floor New York, New York 10005	New York banking corporation
David J. Hoffman Individual Trustee P.O. Box 10444 Sedona, Arizona 86339	Mining geologist
Richard G. Lareau Individual Trustee Oppenheimer Wolff & Donnelly LLP 3400 Plaza VII 45 South Seventh Street Minneapolis, Minnesota 55402	Partner in the law firm of Oppenheimer Wolff & Donnelly LLP
Ira A. Marshall, Jr. Individual Trustee 12 Fincher Way Rancho Mirage, California 92270	Private investor; self-employed petroleum engineer
Norman F. Sprague III Individual Trustee 11726 San Vicente Blvd. Suite 625 Los Angeles, California 90049	Private investor; orthopedic surgeon

Respectfully submitted,

DEUTSCHE BANK TRUST
COMPANY AMERICAS
DAVID J. HOFFMAN
RICHARD G. LAREAU
IRA A. MARSHALL, JR.
NORMAN F. SPRAGUE III

New York, New York
April 13, 2005

TRUSTEES' REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Mesabi Trustees are responsible for establishing and maintaining adequate internal control over financial reporting for Mesabi Trust. The Trust's internal control system was designed to provide reasonable assurance to the Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Mesabi Trustees assessed the effectiveness of the Trust's internal control over financial reporting as of January 31, 2005. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on their assessment, the Trustees believe that, as of January 31, 2005, the Trust's internal control over financial reporting is effective, based on those criteria.

Gordon, Hughes and Banks, LLP, the Trust's independent registered public accounting firm, has issued an audit report on its assessment of the Trust's internal control over financial reporting. This report appears immediately below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
MESABI TRUST
New York, New York

We have audited the accompanying balance sheet of MESABI TRUST (the "Trust") as of January 31, 2005, and the related statements of income, unallocated reserve and trust corpus, and cash flows for the year then ended. We also have audited the Trustee's assessment, included in the accompanying Trustee's Report, that the Trust maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trustees are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on the Trustee's assessment, and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit. The financial statements of MESABI TRUST, as of January 31, 2004 and 2003, were audited by other auditors whose report dated March 8, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustees, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating the Trustee's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An organization's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An organization's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the organization; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the organization are being made only in accordance with authorizations of the trustees of the organization; and, 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the organization's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MESABI TRUST as of January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Trustee's assessment that MESABI TRUST maintained effective internal control over financial reporting as of January 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, MESABI TRUST maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
March 9, 2005


EideBailly SM

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Trustees
Mesabi Trust
New York, New York

We have audited the accompanying balance sheet of **Mesabi Trust** as of January 31, 2004, and the related statements of income, unallocated reserve and trust corpus and cash flows for the years ended January 31, 2004 and 2003. These financial statements are the responsibility of the Trustee's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mesabi Trust** as of January 31, 2004, and the results of its operations and cash flows for the years ended January 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/Eide Bailly LLP
Fargo, North Dakota
March 8, 2004

MESABI TRUST
BALANCE SHEETS
JANUARY 31, 2005 AND 2004

	2005	2004
ASSETS		
CASH	$ 3,970,870	$ 98,692
U.S. GOVERNMENT SECURITIES, at amortized cost (which approximates market)	748,193	4,826,046
ACCRUED INCOME RECEIVABLE	3,519,923	449,780
PREPAID EXPENSE	13,346	15,560
	8,252,332	5,390,078
FIXED PROPERTY, including intangibles, at nominal values		
Assignments of leased property		
Amended assignment of Peters Lease	1	1
Assignment of Cloquet Leases	1	1
Certificate of beneficial interest for 13,120,010 units of Land Trust	1	1
	3	3
	$ 8,252,335	$ 5,390,081
LIABILITIES, UNALLOCATED RESERVE AND TRUST CORPUS		
DISTRIBUTION PAYABLE	$ 3,870,403	$ 3,936,003
ACCRUED EXPENSES	58,166	45,491
	3,928,569	3,981,494
UNALLOCATED RESERVE	4,323,763	1,408,584
TRUST CORPUS	3	3
	$ 8,252,335	$ 5,390,081

See Notes to Financial Statements

MESABI TRUST
STATEMENTS OF INCOME
YEARS ENDED JANUARY 31, 2005, 2004 AND 2003

	2005	2004	2003
REVENUES			
Royalties under amended lease agreements	**$ 13,174,114**	$ 6,845,302	$ 4,728,321
Royalties under Peters Lease fee	**361,191**	378,086	324,635
Interest	**40,243**	47,129	47,803
Total revenues	**13,575,548**	7,270,517	5,100,759
EXPENSES			
Compensation of Trustees	**141,791**	140,680	134,907
Corporate Trustee's administrative fees	**67,548**	62,500	62,500
Professional fees and expenses:			
Legal and accounting	**208,193**	154,167	116,899
Mining consultant and field representatives	**19,616**	20,758	13,786
Transfer agent's and registrar's fees	**13,856**	17,569	15,838
Other Trust expenses	**106,957**	103,503	62,298
Total expenses	**557,961**	499,177	406,228
NET INCOME	**$ 13,017,587**	$ 6,771,340	$ 4,694,531
WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING	**13,120,010**	13,120,010	13,120,010
NET INCOME PER UNIT	**$ 0.99**	$ 0.52	$ 0.36

See Notes to Financial Statements

MESABI TRUST
STATEMENTS OF UNALLOCATED RESERVE AND TRUST CORPUS
YEARS ENDED JANUARY 31, 2005, 2004 AND 2003

	Unallocated Reserve		
	Number of Units	Amount	Trust Corpus
BALANCE, JANUARY 31, 2002	13,120,010	$ 1,094,721	$ 3
Net income	—	4,694,531	—
Distribution paid August 20, 2002, $.05 per unit	—	(656,001)	—
Distribution paid November 20, 2002, $.12 per unit	—	(1,574,401)	—
Distribution declared January 14, 2003, paid February 20, 2003, $.19 per unit	—	(2,492,802)	—
BALANCE, JANUARY 31, 2003	13,120,010	1,066,048	3
Net income	—	6,771,340	—
Distribution paid August 20, 2003, $.07 per unit	—	(918,400)	—
Distribution paid November 20, 2003, $.12 per unit	—	(1,574,401)	—
Distribution declared January 17, 2004, paid February 20, 2004, $.30 per unit	—	(3,936,003)	—
BALANCE, JANUARY 31, 2004	13,120,010	1,408,584	3
Net income	—	13,017,587	—
Distribution paid May 20, 2004, $.05 per unit		(656,000)	
Distribution paid August 20, 2004, $.175 per unit	—	(2,296,002)	—
Distribution paid November 22, 2004, $.25 per unit	—	(3,280,003)	—
Distribution declared January 20, 2005, paid February 22, 2005, $.295 per unit	—	(3,870,403)	—
BALANCE, JANUARY 31, 2005	13,120,010	$ 4,323,763	$ 3

See Notes to Financial Statements

MESABI TRUST
STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2005, 2004 AND 2003

	2005	2004	2003
OPERATING ACTIVITIES			
Royalties received	**$ 10,461,572**	$ 6,950,514	$ 4,972,730
Interest received	**43,834**	46,202	50,274
Expenses paid	**(543,073)**	(493,075)	(452,463)
NET CASH FROM OPERATING ACTIVITIES	**9,962,333**	6,503,641	4,570,541
INVESTING ACTIVITIES			
Maturities of U.S. Government securities	**11,074,154**	3,718,540	3,384,186
Purchases of U.S. Government securities	**(6,996,301)**	(7,653,343)	(3,382,513)
NET CASH FROM (USED FOR) INVESTING ACTIVITIES	**4,077,853**	(3,934,803)	1,673
FINANCING ACTIVITY			
Distributions to unitholders	**(10,168,008)**	(4,985,603)	(3,280,003)
NET CHANGE IN CASH	**3,872,178**	(2,416,765)	1,292,211
CASH, BEGINNING OF YEAR	**98,692**	2,515,457	1,223,246
CASH, END OF YEAR	**$ 3,970,870**	$ 98,692	$ 2,515,457
RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Net income	**$ 13,017,587**	$ 6,771,340	$ 4,694,531
Decrease (increase) in accrued income receivable	**(3,070,143)**	(273,802)	(77,754)
Decrease (increase) in prepaid expense	**2,214**	(4,139)	(7,074)
Increase (decrease) in accrued expenses	**12,675**	10,242	(39,162)
NET CASH FROM OPERATING ACTIVITIES	**$ 9,962,333**	$ 6,503,641	$ 4,570,541

See Notes to Financial Statements

MESABI TRUST
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005 AND 2004

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

Nature of Business

Mesabi Trust was created in 1961 upon the liquidation of Mesabi Iron Company. The sole purpose of the Trust, as set forth in the Agreement of Trust dated as of July 18, 1961, is to conserve and protect the Trust Estate and to collect and distribute the income and proceeds therefrom to the Trust's certificate holders after the payment of, or provision for, expenses and liabilities. The Agreement of Trust prohibits the Trust from engaging in any business.

The lessee/operator of Mesabi Trust's mineral interests is Northshore Mining Corporation (NMC), a subsidiary of Cleveland-Cliffs Inc. (CCI). CCI is among the world's largest producers of iron ore products. Prior to September 30, 1994, the lessee/operator had been a subsidiary of Cyprus Amax Minerals Company and was named Cyprus Northshore Mining Corporation (Cyprus NMC).

Organization

The beneficial interest in Mesabi Trust is represented by 13,120,010 transferable units distributed on July 27, 1961 to shareholders of Mesabi Iron Company.

The Trust's status as a grantor trust was confirmed by letter ruling addressed to Mesabi Iron Company from the Internal Revenue Service in 1961. As a grantor trust, Mesabi is exempt from Federal income taxes and its income is taxable directly to the Unitholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Trust invests solely in U.S. Government securities. Management determines the appropriate classifications of the securities at the time they are acquired and evaluates the appropriateness of such classifications as of each balance sheet date.

The U.S. Government securities are classified as held-to-maturity securities as the Trust has the positive intent and ability to hold to maturity and are stated at amortized cost.

Revenue Recognition

Royalty income under the amended lease agreements with NMC (Cyprus NMC through September 30, 1994) is recognized as it is earned. Under such agreements, royalties are earned upon shipment from Silver Bay, Minnesota (NMC's location), regardless of whether the actual sales proceeds for any shipment are received by NMC.

The amount of base overriding royalties and royalty bonuses payable with respect to the first three quarters in any calendar year are determined on the basis of tonnage shipped during each calendar quarter and the actual proceeds of such shipments, with an adjustment made to the royalties payable with respect to the last quarter in any calendar year to account for adjustments.

Adjustments could result from changes in final reconciliations of tonnage shipped by NMC with the final amounts received from NMC customers. Such adjustments have historically had minimal effect on the amount of royalties reported in the fourth quarter. Adjustments can also result from sales of tonnage shipped where the final sales price may be adjusted upward or downward from the original price used by NMC in computing the royalties payable to Mesabi Trust. Historically, these adjustments have not had a material effect on the financial statements. In the fourth quarter of fiscal 2005, there were substantial adjustments relating to final pricing adjustments by NMC which are reflected in increased Accrued Income Receivable on the Balance Sheet and Revenue on the Statement of Income. Of these pricing adjustments, $1,388,844 relate to calendar 2003 shipments of pellets in which the final sales price was not determinable until immediately following the end of fiscal year 2005.

Royalty income under the Peters Lease fee agreement also is recognized as it is earned. Under such agreement, however, royalties are earned at the option of NMC (Cyprus NMC through September 30, 1994) either upon mining of crude ore from Peters Lease lands or upon shipment from Silver Bay of iron ore product produced from Peters Lease lands.

Fixed Property, Including Intangibles

The Trust's fixed property, including intangibles, is recorded at nominal values and includes the following:

1. The entire beneficial interest as assignor in the Amended Peters Lease Assignment and the Amended Cloquet Lease Assignment covering taconite properties in Minnesota which are leased to NMC (Cyprus NMC through September 30, 1994).

2. The entire beneficial interest in Mesabi Land Trust which owns a 20% fee interest in the lands subject to the Peters Lease and the entire fee interest in other properties in Minnesota.

Concentration of Credit Risk

SFAS No. 105, "*Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*" requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Trust to concentrations of credit risk consist primarily of cash. The Trust maintains its cash deposits in an international bank.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, investments, accrued income receivable, distributions payable and accrued expenses approximated fair value as of January 31, 2005 and 2004, because of the relative short maturity of these instruments.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R *"Share-Based Payment,"* a revision to FASB No. 123. SFAS No. 123R replaces existing requirements under SFAS No. 123 and APB Opinion No. 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. SFAS No. 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, SFAS No. 123R will be effective for interim periods beginning after December 15, 2005. The Trustees believe this Statement will have no impact on the financial statements of the Trust once adopted.

The FASB has proposed FASB Staff Position No. SFAS No. 109 a, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004." On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law by the President. This Act includes tax relief for domestic manufacturers by providing a tax deduction up to 9 percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the Act, or (b) taxable income (after the deduction for the utilization of any net operating loss carry forwards). As a result of this Act, an issue has arisen as to whether this deduction should be accounted for as a special deduction or a tax rate reduction under Statement 109. The FASB staff believes that the domestic manufacturing deduction's characteristics are similar to special deductions because the domestic manufacturing deduction is based on the future performance of specific activities, including the level of wages. Accordingly, the FASB staff believes that the deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. This provision of the Act is not expected to have an impact on the Trust's financial statements.

In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Trustees believe this Statement will have no impact on the financial statements of the Trust once adopted.

In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, *Accounting for Real Estate Time-Sharing Transactions*. This Statement also amends FASB Statement No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Trustees believe this Statement will have no impact on the financial statements of the Trust once adopted.

In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. The Trustees believe this Statement will have no impact on the financial statements of the Trust once adopted.

NOTE 3 - U. S. GOVERNMENT SECURITIES

U.S. government securities at January 31, 2005 and 2004 are classified as held-to-maturity and mature as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Due within one year	$ 104,000	$ 100,199	$ 4,077,853	$ 4,075,162
Due after one year through six years	644,193	650,363	748,193	779,794
	$ 748,193	$ 750,562	$ 4,826,046	$ 4,854,956

NOTE 4 - ROYALTY AGREEMENT

The current royalty rate schedule became effective on August 17, 1989, which was established pursuant to certain agreements (the "Amended Assignment Agreements") the Trust entered into with Cyprus Northshore Mining Corporation ("Cyprus NMC"). Pursuant to the Amended Assignment Agreements, overriding royalties are determined by both the volume and selling price of iron ore products shipped.

On September 30, 1994, Cyprus Amax Minerals Company sold its iron ore operations, including Cyprus NMC, to Cleveland-Cliffs Inc (CCI). CCI renamed the operation Northshore Mining Corporation (NMC). CCI is among the world's largest producers of iron ore products.

Pursuant to the Amended Assignment Agreements, NMC (Cyprus NMC through September 30, 1994) is obligated to pay Mesabi Trust base overriding royalties, in varying amounts constituting a percentage of the gross proceeds of shipments, from Silver Bay, Minnesota, of iron ore product produced from Mesabi Trust lands or, to a limited extent, other lands. NMC (Cyprus NMC through September 30, 1994) is obligated to make payments of overriding royalties on product shipments within 30 days following the calendar quarter in which such shipments occur. NMC (Cyprus NMC through September 30, 1994) resumed mining operations and shipping product from Silver Bay in the second calendar quarter of 1990, and the first payment of overriding royalties was made in July 1990.

NMC (Cyprus NMC through September 30, 1994) also is obligated to pay to Mesabi Trust a minimum advance royalty of $500,000 per annum, subject to adjustment for inflation and deflation (but not below $500,000), which is credited against base overriding royalties and royalty bonuses. NMC (Cyprus NMC through September 30, 1994) is obligated to make quarterly payments of the minimum advance royalty in January, April, July and October of each year. For the calendar year ending December 31, 2005, the minimum advance royalty is $714,988. The minimum annual advance royalty was $696,161, $685,630, and $676,814 for the calendar years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 5 - UNALLOCATED RESERVE AND DISTRIBUTIONS

The Unallocated Reserve aggregated $4,323,763, at January 31, 2005, as compared with an unallocated reserve of $1,408,584 and $1,066,048, at January 31, 2004 and 2003, respectively. The Trustees have determined that the Unallocated Reserve should be maintained at a prudent level, usually within the range of $500,000 to $1,000,000, to meet present or future liabilities of the Trust. Accordingly, although the actual amount of the Unallocated Reserve will fluctuate from time to time, and may increase or decrease from its current level, it is currently intended that future distributions will be highly dependent upon royalty income as it is received quarterly and the level of Trust expenses that the Trustees anticipate occurring in subsequent quarters. The Trustees determine the level of distributions on a quarterly basis after receiving notification from NMC as to the amount of royalty income that will be received and after determination of any known or anticipated expenses, liabilities and obligations of the Trust.

During the fiscal years ended January 31, 2005, 2004, and 2003, the Trustees distributed cash payments totaling $10,168,008 (of $.775 per Unit), $4,985,603 (of $.38 per Unit), and $3,280,003 (of $.25 per Unit), respectively, of beneficial interest in Mesabi Trust. In addition, in January 2005 the Trustees declared a distribution of $.295 per Unit of beneficial interest, which was paid in February 2005.

NOTE 6 - SUMMARY OF QUARTERLY EARNINGS (UNAUDITED)

The quarterly results of operations for the two years ended January 31, 2005 and 2004 are presented below:

	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 937,709	$ 2,683,795	$ 3,306,770	$ 6,647,274
Expenses	101,741	179,737	130,822	145,661
Net income	$ 835,968	$ 2,504,058	$ 3,175,948	$ 6,501,613
Net income per unit	$ 0.06	$ 0.19	$ 0.24	$ 0.50

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 378,164	$ 1,106,677	$ 2,401,495	$ 3,384,181
Expenses	128,162	141,231	116,912	112,872
Net income	$ 250,002	$ 965,446	$ 2,284,583	$ 3,271,309
Net income per unit	$ 0.02	$ 0.07	$ 0.17	$ 0.26